As filed with the Securities and Exchange Commission on November 2, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SFBC International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	59-2407464
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11190 Biscayne Boulevard, Miami, Florida 33181, (305) 895-0304

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Arnold Hantman

Chief Executive Officer
SFBC International, Inc., 11190 Biscayne Boulevard, Miami, Florida 33181, (305) 895-0304
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Alison W. Miller, Esq.
David M. Seifer, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
Telephone: (305) 789-3200
Facsimile: (305-789-3395	Michael D. Harris, Esq. Michael Harris, P.A. 1555 Palm Beach Lakes Blvd. Suite 310 West Palm Beach, Florida 33401 Telephone: (561) 478-7077 Facsimile: (561) 478-1817

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Class of		Proposed Maximum	Proposed Maximum
Securities to	Amount to Be	Offering Price per	Aggregate Offering	Amount of
Be Registered	Registered	Unit(1)	Price(1)	Registration Fee

2.25% Convertible Senior Notes due 2024	$143,750,000	100%	$143,750,000	$18,245

Common Stock, par value $0.001 per share	3,086,445 (2)	—	—	— (3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933. This fee is calculated on the basis of the offering price of the notes only.

(2)	Represents the maximum aggregate number of shares of common stock which are issuable upon conversion of the 2.25% convertible senior notes due 2024 registered hereby and upon payment of any make-whole premium in connection with a fundamental change. Upon conversion, holders of notes will be entitled to receive, per $1,000 principal amount of the notes, cash and, if applicable, shares of common stock. The initial conversion rate is 24.3424 shares of common stock per $1,000 principal amount of the notes, subject to adjustment in certain circumstances. Pursuant to Rule 416 under the Securities Act, such number of shares shall include an indeterminate number of shares of common stock as may be issuable from time to time as a result of the antidilution provisions thereof.

(3)	The shares of common stock issuable upon conversion of the notes or upon payment of the make-whole premium in connection with a fundamental change will be issued for no additional consideration, and therefore no registration fee is required pursuant to Rule 457(i) of the Securities Act.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION DATED NOVEMBER 2, 2004

2.25% Convertible Senior Notes due 2024

and
Shares of Common Stock Issuable upon
Conversion of the Notes or Payment of the Make-Whole Premium

During August and September 2004, we issued $143,750,000 aggregate principal amount of our 2.25% convertible senior notes due 2024. This prospectus will be used by selling securityholders to resell, from time to time, the notes and the shares of our common stock issuable upon conversion of the notes or upon payment of the make-whole premium in connection with a fundamental change. We will not receive any proceeds from the sale of the securities in this offering.

We will pay 2.25% interest per annum on the principal amount of the notes semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2005. Interest will accrue from August 11, 2004. The notes will mature on August 15, 2024.

The notes are convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate of 24.3424 shares per $1,000 principal amount of notes, subject to adjustment in certain circumstances. This results in an initial conversion price of approximately $41.08 per share. The notes may be converted at any time prior to stated maturity.

Upon conversion, holders of notes will be entitled to receive, per $1,000 principal amount of notes, cash and, if applicable, shares of our common stock, the aggregate value of which, referred to as the conversion value, will be equal to the product of the conversion rate then in effect and the average of the daily volume weighted average price of our common stock for each of the ten consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion, referred to as the ten day weighted average price.

We will deliver the conversion value of the notes surrendered for conversion to converting holders as follows:

-	a cash amount, referred to as the principal return, equal to the lesser of the aggregate conversion value of the notes to be converted and the aggregate principal amount of the notes to be converted;

-	if the aggregate conversion value of the notes to be converted is greater than the principal return, an amount in whole shares, referred to as the net shares, determined as set forth in this prospectus, equal to such aggregate conversion value less the principal return, referred to as the net share amount; and

-	an amount in cash in lieu of any fractional shares of common stock.

If notes are surrendered for conversion in connection with certain fundamental changes occurring prior to August 15, 2009, in addition to the cash and shares to which holders are otherwise entitled to receive upon conversion, holders will also be entitled to receive the make-whole premium described in this prospectus.

Holders may require us to repurchase all or a portion of their notes for cash upon a fundamental change, as described in this prospectus, at a repurchase price payable in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date. If specified events constituting a fundamental change occur prior to August 15, 2009, we will pay, in addition to the foregoing repurchase price, the make-whole premium described in this prospectus in cash and/or common stock to holders of notes who require us to repurchase their notes in connection with such fundamental change.

The notes are our unsecured senior obligations and rank equally in right of payment with all of our existing and future unsecured senior indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to all existing and future liabilities of our subsidiaries (including trade payables).

The notes trade on the Private Offerings, Resales and Trading through Automated Linkages, or PORTAL, Market. Our common stock is listed on The Nasdaq National Market under the symbol “SFCC.” On November 1, 2004, the last reported sale price per share of our common stock on The Nasdaq National Market was $28.15.

Investing in these securities involves significant risks. See “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2004.

i

Summary

This summary highlights information contained elsewhere in this prospectus and the documents incorporated into it by reference. Because this is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus and the documents incorporated by reference carefully, including the section entitled “Risk factors.”

Unless we indicate otherwise in this prospectus, “SFBC,” “we,” “us” and “our” refer to SFBC International, Inc. and its subsidiaries.

COMPANY OVERVIEW

We are a contract research organization, providing a broad range of specialized drug development services to branded pharmaceutical, biotechnology and generic drug companies. We are a leading provider of early clinical development services, specializing primarily in the areas of Phase I and Phase II clinical trials and bioanalytical laboratory services. We also provide a range of complementary services to our clients, including early clinical pharmacology research, biostatistics and data management, and regulatory and drug submission as well as Phase III and Phase IV clinical trial management services in select therapeutic areas. Our clients include many of the largest branded pharmaceutical, biotechnology and generic drug companies in the world. We have conducted Phase I and Phase II clinical trials for many leading drugs, including Ambien, Celebrex, Claritin, Zithromax and Zoloft. Through both organic growth and acquisitions, our revenue has grown from approximately $4.3 million in 1997 to $103.9 million in 2003. For the nine months ended September 30, 2004, our revenue was $110.3 million.

We operate five clinical trial facilities located in Miami and Ft. Myers, Florida and in Quebec City and Montreal in Canada. These facilities together account for approximately 1,010 beds. Our 538-bed Miami facility is our largest freestanding facility and, we believe, the largest Phase I and Phase II clinical trial facility in North America. With our recent purchase of the property comprising this facility, we intend to expand its capacity to 160,000 square feet and consolidate our Miami operations in this facility. Our Canadian facilities include approximately 282 beds and related bioanalytical and clinical laboratories. Our Canadian facilities primarily service the generic drug industry. We believe our strength in rapidly recruiting clinical trial participants and our ability to conduct large, high quality clinical trials provide our clients with the opportunity to generate the data they require using fewer clinical trial sites. We believe this capability can help our clients to reduce their drug development lead times and makes us a desirable drug development services partner.

We have developed and currently maintain extensive databases of available individuals who have indicated an interest in participating in our future trials. We believe our databases enable us to contact and enroll trial participants quickly and to initiate clinical trials without having to go through a more lengthy and costly advertising process to recruit participants. We further differentiate ourselves from our competitors based on our ability to recruit specialized populations for difficult-to-recruit clinical trials. We have expertise and experience in recruiting for and conducting trials involving the following special populations:

-	Cardiac;

-	Dermatologic;

-	Diabetic;

-	Geriatric;

-	Hepatic (liver disease);

-	HIV positive;

-	Neurologic;

-	Ophthalmologic;

-	Pediatric;

-	Post-menopausal;

-	Pulmonologic; and

-	Renal (kidney disease).

We believe the greatest opportunity to leverage our core Phase I and Phase II clinical trials business exists in offering our clients a range of complementary services. We believe that these added capabilities can expedite the drug development process for our clients, provide our clients with a comprehensive service offering, and provide us with significant cross-selling opportunities. Our facilities include, in addition to our clinical trials facilities, bioanalytical laboratories in Quebec City, Canada, Princeton, New Jersey, Philadelphia, Pennsylvania and through a 49% owned joint venture, Barcelona, Spain. We also have state-of-the-art clinical laboratories in Miami, Florida and in Montreal, Canada, a data management and biostatistical facility in Kennett Square, Pennsylvania, and Phase II through Phase IV clinical trials management operations at several of our locations.

INDUSTRY OVERVIEW

The drug development services industry constitutes a significant and growing portion of all pharmaceutical and biotechnology drug development activity. By outsourcing drug development activities, pharmaceutical, biotechnology and generic drug companies can focus their resources on sales and marketing, drug discovery and other areas in which they can best differentiate themselves. In 2003, approximately $13.6 billion, or approximately 26% of total research and development expenditures, was outsourced to the drug development services industry, according to Kalorama Information, a market research firm, and Kalorama expects this amount to grow to approximately $27.9 billion, or approximately 36% of the total research and development expenditures, in 2008.

We believe the drug development services industry’s growth is being driven primarily by the:

-	Emergence of new research and technologies that are resulting in greater drug development activities;

-	Escalating research and development expenditures by pharmaceutical companies;

-	Growth of the biotechnology industry;

-	Difficulties in recruiting trial participants, resulting in longer drug development times;

-	Importance of therapeutic expertise and ability to recruit special populations;

-	Growth of the generic drug industry; and

-	Evolution of the regulatory environment.

OUR STRATEGY

We believe that the demand for outsourced drug development services will provide us with opportunities to continue to grow our business. Our strategy is to build upon our clinical development expertise and to further our reputation as a provider of a broad range of high-quality drug development services to our clients in the pharmaceutical, biotechnology and generic drug industries. We intend to capitalize on the opportunities in our industry and achieve our strategy primarily by:

-	Leveraging existing relationships to increase penetration with existing clients;

-	Expanding our bioanalytical laboratory business;

-	Continuing to enhance our services to generic manufacturers;

-	Expanding into new areas of therapeutic expertise;

-	Augmenting our current range of specialized services through strategic acquisitions; and

-	Expanding our international presence.

RECENT DEVELOPMENTS

Results of operations for the fiscal quarter and nine months ended September 30, 2004

On October 27, 2004, we reported our financial results of operations for the quarter and nine months ended September 30, 2004. Revenue for the third quarter of 2004 was $40.4 million compared to $29.1 million for the third quarter of 2003, an increase of 38.8%. For the third quarter of 2004, we recorded net revenue by geographic region of $22.7 million from US operations and $17.6 million from foreign operations. We reported gross margins of 45.8% in the third quarter of 2004 compared with gross margins of 40.2% in the prior year’s period. Net earnings for the third quarter of 2004 increased

53.9% to $5.3 million compared to $3.4 million for the third quarter of 2003. Capital expenditures were approximately $3.4 million in the third quarter of 2004. Earnings per fully diluted share were $0.34 in the third quarter of 2004 compared to $0.28 in the third quarter of 2003, an increase of 20.9%. Average shares used in computing earnings per share for the third quarter of 2004 reflect an increase of 27.3% primarily due to our November 2003 stock offering, our August 2004 share repurchase, the exercise of options and warrants, and our acquisition of Clinical Pharmacology of Florida, Inc. in August 2003 and Taylor Technology, Inc. in August 2004. Revenue for the first nine months of 2004 was $110.3 million, an increase of 57.0%, compared to $70.2 million for the first nine months of 2003. For the first nine months of 2004, we recorded net revenue by geographic region of $57.6 million from US operations and $52.6 million from foreign operations. For the first nine months of 2004, we reported gross margins of 45.0% compared with gross margins of 42.1% in the prior year’s period. Net earnings for the first nine months of 2004 increased 85.9% to $13.7 million compared to $7.4 million for the first nine months of 2003. Capital expenditures were approximately $19.7 million for the first nine months of 2004. Earnings per fully diluted share were $0.87 in the first nine months of 2004 compared to $0.62 in the first nine months of 2003, an increase of 39.4%. Average shares used in computing earnings per share for the first nine months of 2004 reflect an increase of 33.4% primarily due to our November 2003 stock offering, our August 2004 share repurchase, the exercise of options and warrants, and our acquisition of Clinical Pharmacology in August 2003 and Taylor Technology in August 2004.

OUR CORPORATE INFORMATION

We were incorporated as SFBC International, Inc. in Delaware, and in June 1999 we acquired our predecessor, which was a Florida corporation that commenced providing drug development services in Miami, Florida in 1984. Our executive offices are located at 11190 Biscayne Boulevard, Miami, Florida 33181. Our telephone number is (305) 895-0304. Our website address is www.sfbci.com. Our website is not part of this prospectus.

The notes

Notes	$143,750,000 aggregate principal amount of 2.25% convertible senior notes due August 15, 2024.

Maturity	The notes will mature on August 15, 2024, unless earlier redeemed, repurchased or converted.

Interest payment dates	We will pay 2.25% interest per annum on the principal amount of the notes, payable semi-annually in arrears on February 15 and August 15 of each year, starting on February 15, 2005, to holders of record at the close of business on the preceding February 1 and August 1, respectively. Interest will accrue on the notes from and including August 11, 2004 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

Ranking	The notes are our unsecured senior obligations and rank equally in right of payment with all of our existing and future unsecured senior indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to all existing and future liabilities of our subsidiaries (including trade payables). As of September 30, 2004, we had approximately $15.3 million of outstanding secured indebtedness, and our subsidiaries had approximately $32.6 million of indebtedness and other obligations, to which the notes are effectively subordinated. See “Description of notes — Ranking.”

Conversion rights	Holders may convert their notes at any time prior to stated maturity.

Upon conversion, holders of notes will be entitled to receive, per $1,000 principal amount of notes, cash and, if applicable, shares of our common stock, the aggregate value of which, referred to as the conversion value, will be equal to the product of:

- the conversion rate then in effect; and

- the average of the daily volume weighted average price of our common stock for each of the ten consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion, referred to as the ten day weighted average price.

We will deliver the conversion value of the notes surrendered for conversion to converting holders as follows:

- a cash amount, referred to as the principal return, equal to the lesser of (i) the aggregate conversion value of the notes to be converted and (ii) the aggregate principal amount of the notes to be converted;

- if the aggregate conversion value of the notes to be converted is greater than the principal return, an amount in whole shares, referred to as the net shares, determined as set forth in this prospectus, equal to such aggregate conversion value less the principal return, referred to as the net share amount; and

- an amount in cash in lieu of any fractional shares of common stock.

The initial conversion rate is 24.3424 shares of common stock per $1,000 principal amount of the notes. This is equivalent to an initial conversion price of approximately $41.08 per share of common stock.

If notes are surrendered for conversion in connection with certain fundamental changes occurring prior to August 15, 2009, in addition to the cash and shares to which holders are otherwise entitled to receive upon conversion, holders will also be entitled to receive the make-whole premium described in this prospectus.

Sinking fund	None.

Redemption of notes at our option	On or after August 15, 2009, we may at our option redeem the notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of notes — Redemption of notes at our option.”

Purchase of notes by us at the option of the holder	On each of August 15, 2009, August 15, 2014 and August 15, 2019, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. See “Description of notes — Purchase of notes by us at the option of the holder.”

Right of holder to require us to repurchase notes if a fundamental change occurs	If a “fundamental change,” as defined in the indenture under which we issued the notes, occurs, each holder may require us to purchase all or a portion of the holder’s notes for cash at 100% of the principal amount, plus any accrued and unpaid interest to, but excluding, the repurchase date. If specified events constituting a fundamental change occur prior to August 15, 2009, we will pay, in addition to the foregoing repurchase price, the make-whole premium described in this prospectus in cash and/or common stock to holders of notes who require us to repurchase their notes in connection with such a fundamental change. See “Description of notes — Holders may require us to repurchase their notes upon a fundamental change.”

Events of default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any accrued and unpaid interest and, if applicable, the make-whole premium, may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of notes — Events of default.”

Use of proceeds	We will not receive any proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by the selling securityholders or upon payment of the make-whole premium in connection with a fundamental change.

Listing and trading	The notes trade on the PORTAL Market. Our common stock is listed on The Nasdaq National Market under the symbol “SFCC.”

Material US federal income and estate tax consequences	For a discussion of material US federal income and estate tax consequences relating to the purchase, ownership and disposition of the notes and shares of common stock into which the notes are convertible or payable under the make-whole premium in connection with a fundamental change, see “Material US federal income and estate tax consequences.”

Risk factors	In analyzing an investment in the notes offered by this prospectus, you should carefully consider, along with other matters included or incorporated by reference in this prospectus, the information set forth under “Risk factors.”

For a more complete description of the terms of the notes, see “Description of notes.” For a more complete description of our common stock, see “Description of capital stock — Description of common stock.”

Ratio of earnings to fixed charges

The following table sets forth our unaudited consolidated ratio of earnings to fixed charges for the five years ended December 31, 2003 and for the nine months ended September 30, 2004.

	For the years ended December 31,										For the nine months
											ended September 30,
	1999		2000		2001		2002		2003		2004

Ratio of earnings to fixed charges(1)	3.04	x	10.31	x	19.22	x	11.62	x	10.56	x	11.64x(2)

(1)	Our ratio of earnings to fixed charges has been computed by dividing earnings before taxes and minority interests plus fixed charges by fixed charges. Fixed charges consist of interest expense on debt (including amortization of debt expense) and one-third of rent expense (the portion deemed representative of the interest portion).

(2)	Includes $622,920 of interest and amortization of the costs of the initial offering of the notes for the period between August 11 and September 30, 2004.

Risk factors

Investing in our securities involves risks. Prior to making a decision about investing in our notes and the common stock issuable upon conversion of the notes by the selling securityholders or upon payment of the make-whole premium in connection with a fundamental change, you should carefully consider the risks described below and all other information contained or incorporated by reference in this prospectus. The risks and uncertainties described below and in our other filings incorporated by reference are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also adversely affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are subject to changes in outsourcing trends in the branded pharmaceutical, biotechnology and generic drug industries which could adversely affect our operating results.

Economic factors and industry trends that affect our primary clients, branded pharmaceutical, biotechnology and generic drug companies, also affect our business and operating results. The outsourcing of drug development activities grew substantially during the past decade and we benefited from this trend. If these industries reduce the outsourcing of their clinical research and other drug development projects, our operations will be adversely affected. A continuing negative trend could have an ongoing adverse effect on our business, results of operations or financial condition. Numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. If future regulatory cost containment efforts limit the profits which can be derived from new and generic drugs, our clients may reduce their research and development spending, which could reduce the business they outsource to us. We cannot predict the likelihood of any of these events.

If branded pharmaceutical, biotechnology and generic drug companies reduce their expenditures, our future revenue and profitability may be reduced.

Our business and continued expansion depend on the research and development expenditures of our clients which in turn is impacted by their profitability. If these companies want to reduce costs, they may proceed with fewer clinical trials and other drug development. An economic downturn or other factors may cause our clients to decrease their research and development expenditures which would adversely affect our future revenue and profitability.

If we do not continue to generate a large number of new client contracts, or if our clients cancel or defer contracts, our future profitability may be adversely affected.

Most of our contracts are short term. As a result, we must continually replace our existing contracts with new contracts to sustain our revenue. A client’s drug development program is the driving force in our ability to initiate new contracts. In addition, a client may cancel or delay existing contracts at its discretion and is likely to do so if its drug is not ready for testing or if the test results are unsatisfactory. All of these factors are beyond our control. Our inability to generate new contracts on a timely basis would have a material adverse effect on our business, financial condition, and results of operations. In addition, since a large portion of our operating costs are relatively fixed, variations in the timing and progress of contracts can materially affect our results.

Our operating results can be expected to fluctuate from period to period.

Our operating results can be expected to fluctuate from period to period. These fluctuations are usually due to the level of new business awards in a particular period and the timing of the initiation, progress, or cancellation of significant projects. Because of our relatively small size and the relatively small number of our shares outstanding, even a short acceleration or delay in such projects can have a material effect on our results in a given reporting period. Historically, our revenue from our United States operations has typically been higher in the second half of the year, although we did not experience any significant seasonality in 2003. We do not know whether our United States business will experience future seasonal-

Risk factors

ity. Our varying periodic results may result in the drop of our common stock price if investors react to our reporting operating results which are less favorable than in a prior period or than those anticipated by investors or the financial community generally.

A significant portion of our growth has come from acquisitions, and we plan to make more acquisitions in the future as part of our continuing growth strategy. This growth strategy subjects us to numerous risks.

A very important aspect of our growth strategy has been and is to continue to pursue strategic acquisitions of related businesses that we believe can expand or compliment our business. Since March 2000, we have substantially grown our business through the completion of nine acquisitions. Acquisitions require significant capital resources and divert management’s attention from our existing business. Acquisitions also entail an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct pre-dating our acquisition of a business that were not known to us at the time of acquisition. We may also incur significantly greater expenditures in integrating an acquired business than we had anticipated at the time of its purchase. In addition, acquisitions may create unanticipated tax and accounting problems, including the possibility that we might be required to write-off goodwill which we have paid for in connection with an acquisition. A key element of our acquisition strategy has been to retain management of acquired businesses to operate the acquired business for us. Many of these individuals maintain important contacts with clients of the acquired business. Our inability to retain these individuals could materially impair the value of an acquired business. Our failure to successfully accomplish future acquisitions or to manage and integrate completed or future acquisitions could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that:

-	we will identify suitable acquisition candidates;

-	we can consummate acquisitions on acceptable terms;

-	we can successfully integrate any acquired business into our operations or successfully manage the operations of any acquired business; or

-	we will be able to retain an acquired company’s significant client relationships, goodwill and key personnel or otherwise realize the intended benefits of any acquisition.

We have grown rapidly over the last few years, and our growth has placed, and is expected to continue to place, significant demands on us.

We have grown rapidly over the last several years, including through acquisitions. Businesses that grow rapidly often have difficulty managing their growth. Our rapid growth has placed and is expected to continue to place significant demands on our management, on our accounting, financial, information and other systems and on our business. Although we have expanded our management, we need to continue recruiting and employing experienced executives and key employees capable of providing the necessary support. In addition, we will need to continue to improve our financial, accounting, information and other systems in order to effectively manage our growth. Historically, when making acquisitions we have targeted operations that we believe can be operated as autonomous business units and we have not transitioned acquired businesses to a common financial, accounting or information systems platform. This decentralization of our operations and systems may create difficulties for us in the future. We are transitioning all of our North American subsidiaries to a common accounting software platform. We cannot assure you that our management will be able to manage our growth effectively or successfully, or that our financial, accounting, information or other systems will be able to successfully accommodate our growth. Our failure to meet these challenges could materially impair our business.

In connection with past audits (most recently the audit for the year ended December 31, 2003), Grant Thornton LLP, our independent certified public accountants, notified our management and audit committee of the existence of “significant deficiencies in internal controls,” which is an accounting term for internal control deficiencies that, in the judgment of our independent certified public accountants, are significant. Although Grant Thornton did not conclude that the significant deficiencies, either individually or in the aggregate, constituted a “material weakness” in our internal controls, if we do not effectively

Risk factors

execute our plans to strengthen our internal controls, including plans to prepare us to comply with the new annual internal control certification that will be required as of the end of this year pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related SEC rules, our management may be unable to certify as to the effectiveness of our internal controls or our auditors may be unable to attest as to our management’s certification. While we believe that we will be able to timely meet our obligations under Section 404 of the Sarbanes-Oxley Act and that our management will be able to certify as to the effectiveness of our internal controls, we are currently documenting and testing our internal controls and do not expect to complete this testing until December 2004. It is possible that we will not be able to timely complete this review and testing of our internal controls in time to allow us to comply with Section 404. If we are unable to timely comply with Section 404, our management is unable to certify as to the effectiveness of our internal controls or our auditors are unable to attest to that certification, our stock price and the value of the notes offered by this prospectus may be adversely affected.

We have substantial non-US operations, which exposes us to currency risks.

Approximately 47.5% of our net revenue for the year ended December 31, 2003 and 47.7% of our net revenue for the nine months ended September 30, 2004 was derived from our foreign operations, including Canada. Our financial statements are denominated in US dollars, and accordingly, changes in the exchange rate between the Canadian dollar, Euros or other foreign currencies and the US dollar could materially affect the translation of our subsidiaries’ financial results into US dollars for purposes of reporting our consolidated financial results. We also may be subject to foreign currency transaction risk when our service contracts are denominated in a currency other than the currency in which we incur expenses or earn fees related to such contracts. For example, our Canadian operations often perform services for a fixed price denominated in US dollars or in Euros while their payroll and other expenses are primarily Canadian dollar expenses. To date, we have not hedged our Canadian dollar or Euro translation or transaction risks with foreign currency forward or exchange contracts or options, although we may do so in the future.

We could be adversely affected by tax law changes in Canada.

Our operations in Canada currently benefit from favorable corporate tax arrangements. We receive substantial tax credits in Canada from both the Canadian federal and Quebec governments. Our Canadian operations employ a high number of research and development employees which results in significant expenses related to these services. Due to the nature of these services, the Canadian government subsidizes a portion of these expenses through tax credits that result in a reduced effective tax rate as well as a significant deferred tax asset on our balance sheet. However, there is no assurance that the credits will be fully realized. Any reduction in the availability or amount of these tax credits could have a material adverse effect on our profits and cash flow from our Canadian operations.

If we are required to write off goodwill or other intangible assets, our financial position and results of operations would be adversely affected.

We had goodwill and other intangible assets of approximately $49.9 million and $70.9 million as of December 31, 2003 and September 30, 2004, respectively, which constituted approximately 28.7% and 21.9%, respectively of our total assets. We periodically evaluate goodwill and other intangible assets for impairment. Any determination requiring the write off of a significant portion of our goodwill or other intangible assets, could adversely affect our results of operations and financial condition.

At any given time, one or a limited number of clients may account for a large percentage of our revenue, which means that we face a greater risk of loss of revenue if we lose a major client.

Historically, a small number of clients have generated a large percentage of our revenue in any given period. In each of 2002 and 2003 and the nine months ended September 30, 2004, no client provided more than 10% of our revenue, but our 10 largest clients provided approximately 44%, 38.4% and 32.8%, respectively, of our revenue. In 2001, one client represented approximately 17% of our revenue. Companies that constitute our largest clients vary from year to year, and our revenue from individual

Risk factors

clients fluctuates each year. If we lose one or more major clients, our business, financial condition and results of operations could be materially and adversely affected.

Our clients may in any given period cancel or delay their contracts or clinical trials, which could reduce or delay our revenue and result in operating losses.

Our clients may cancel or delay their contracts with us at any time for no reason. They also may cancel or delay a clinical trial for a variety of reasons, including:

-	manufacturing problems resulting in a shortage or unavailability of the drug we are testing;

-	a decision by a client to de-emphasize or cancel the development of a drug;

-	unexpected clinical trial results;

-	adverse participant reaction to a drug;

-	an action by regulatory authorities (in the United States, the Food and Drug Administration, or FDA, and in Canada, the Therapeutic Products Directorate, or TPD); and

-	inadequate participant enrollment.

The loss or delay of a large project or contract or the loss or delay of multiple smaller contracts could have a material adverse effect on our business, financial condition and future results of operations.

If we lose the services of our key personnel or are unable to attract qualified staff, our business could be adversely affected.

Our success is substantially dependent upon the performance, contributions and expertise of our senior management team, including, among others, Lisa Krinsky, M.D., Arnold Hantman, C.P.A., Gregory B. Holmes, Pharm.D., David Natan, C.P.A., Marc LeBel, Pharm.D., Gary Ingenito, M.D. and Ph.D., Allan Xu, Ph.D. and Paul Taylor, Ph.D. In addition, members of our senior management team play a very significant role in the generation of new business and retention of existing clients. We also depend on our ability to attract and retain qualified management, professional and operating staff. Our loss of the services of any of the members of senior management, or any other key executive, or our inability to continue to attract and retain qualified personnel, could have a material adverse effect on our business.

Because we are significantly smaller than our largest competitors, we may lack the financial resources needed to compete effectively.

There are a large number of drug development services companies ranging in size from one person firms to full service, global drug development corporations. It is relatively easy for a new company to enter our industry. Intense competition may lead to price pressure or other conditions that could adversely affect our business. Many of our competitors are substantially larger than us and have greater resources. We may lack the operating and financial resources needed to compete effectively.

We risk potential liability when conducting clinical trials, which could cost us large amounts of money.

Our clinical trials involve administering drugs to humans in order to determine the effects of the drugs. By doing so, we are subject to the general risks of liability to these persons, which include those relating to:

-	adverse side effects and reactions resulting from administering these drugs to a clinical trial participant;

-	improper administration of these drugs; or

-	potential professional malpractice of our employees or contractors, including physicians.

Our contracts may not have adequate indemnification agreements requiring our clients to indemnify us in the event of adverse consequences to our participants caused by their drugs. We also carry liability insurance but there is no certainty as to the adequacy, or the continued availability at rates acceptable to us, of such liability insurance. We could also be held liable for other errors or omissions in connection with our services. For example, we could be held liable for errors or omissions or breach of contract if our laboratories inaccurately report or fail to report lab results. If we do not perform our services to

Risk factors

contractual or regulatory standards, the clinical trial process could be adversely affected. Additionally, if clinical trial services such as laboratory analysis do not conform to contractual or regulatory standards, trial participants could be affected. If there is a damage claim not covered by insurance, the indemnification agreement is not enforceable or broad enough, or our client is insolvent, any resulting award against us could result in our experiencing large losses.

We face a risk of liability from our handling and disposal of medical wastes, which could cause us to incur significant costs or otherwise adversely affect us.

Our clinical trial activities and laboratory services involve the controlled disposal of medical wastes, which are considered hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury from these materials. If this occurs, we could be held liable for clean-up costs, damages, face significant fines, and face the temporary or permanent shutdown of our operations.

If we do not continue to develop new scientific methods, or assays, for our analytical applications, we may be unable to compete with other entities offering bioanalytical laboratory services.

We must continuously develop scientific methods to test drug products in order to meet the needs of our clients and attract new clients. In order to substantially increase the business of our bioanalytical laboratories, which provide services for branded pharmaceutical companies, biotechnology companies and generic drug companies, we must be able to provide solutions for our clients. This requires staying abreast of current regulatory requirements and identifying methods and applications that will assist our clients in obtaining approval for their products. If we are not successful in developing new methods and applications, we may lose our clients.

Relaxation of government regulation could decrease the need for the services we provide.

Governmental agencies throughout the world, but particularly in the United States and Canada, highly regulate the drug development/approval process. Part of our business involves helping branded pharmaceutical, biotechnology and generic drug companies through the regulatory drug approval process. Any relaxation in regulatory approval standards could substantially reduce the need for our services, and, as a result, our business, results of operations and financial condition could be materially adversely affected. Potential regulatory changes under consideration in the United States and elsewhere include mandatory substitution of generic drugs for innovator drugs (which already exists in certain provinces in Canada), relaxation in the scope of regulatory requirements or the introduction of simplified drug approval procedures. These and other changes in regulation could have an impact on the business opportunities available to us.

Failure to comply with applicable governmental regulations could harm our operating results and reputation.

We may be subject to regulatory action, which in some jurisdictions includes criminal sanctions, if we fail to comply with applicable laws and regulations. Failure to comply can also result in the termination of ongoing research and disqualification of data collected during the clinical trials. This could harm our reputation, our prospects for future work and our operating results. A finding by the FDA that we are not in compliance with Good Laboratory Practices, or GLP, standards for our laboratories, current Good Manufacturing Practices, or GMP, standards, and/or Good Clinical Practices, or GCP, standards for our clinical facilities could materially and adversely affect us. Similarly, a finding by the TPD that we are not in compliance with Canadian Good Manufacturing Practices, or Canadian GMP, standards, and/or Canadian Good Clinical Practices, or Canadian GCPs, and/or other legislative requirements for clinical trials in Canada, could materially and adversely affect us. In addition, we must comply with state laws governing clinical trials. For example, if we were to fail to verify that informed consent is obtained from participants in connection with a particular clinical trial, the data collected from that trial could be disqualified, and we could be required to redo the trial under the terms of our contract at no further cost to our clients, but at substantial cost to us. Such an event could also damage our reputation and could cause future harm to our operating results.

Risk factors

If we are unable to submit electronic records to the FDA according to FDA regulations, our ability to perform services for our customers which meet applicable regulatory requirements could be adversely affected.

If we are unable to submit electronic records to the FDA which meet the requirements of FDA regulations, this may adversely affect our customers when they submit the data concerned to the FDA in support of an application for approval of a product. The FDA published 21 CFR Part 11 “Electronic Records; Electronic Signatures; Final Rule,” known as “Part 11,” in 1997. Part 11 became effective in August 1997 and defines the regulatory requirements that must be met for FDA acceptance of electronic records and/or electronic signatures in place of the paper equivalents. Part 11 requires that those utilizing such electronic records and/or signatures employ procedures and controls designed to ensure the authenticity, integrity and, as appropriate, confidentiality of electronic records and, Part 11 requires those utilizing electronic signatures to ensure that a person appending an electronic signature cannot readily repudiate the signed record. Pharmaceutical, medical device and biotechnology companies are increasing their utilization of electronic records and electronic signatures and are requiring their service providers and partners to do likewise. Becoming compliant with Part 11 involves considerable complexity and cost. Our ability to provide services to our clients in full compliance with applicable regulations includes a requirement that, over time, we become compliant and maintain compliance with the requirements of Part 11. If we are unable to achieve this objective, our ability to provide services to our customers which meet FDA requirements may be adversely affected.

We may bear financial risk if we under price our contracts or overrun cost estimates.

Since our contracts are often structured as fixed price contracts, we bear the financial risk if we initially under price our contracts or otherwise overrun our cost estimates. Such under pricing or significant cost overruns could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Sales of substantial amounts of our common stock or the perception that such sales may occur could cause the market price of our common stock to drop significantly, even if our business is performing well.

Our stock price may be depressed by future sales of our shares or the perception that such sales may occur. We had 14,765,882 shares outstanding as of November 1, 2004, of which 2,429,982 are subject to limitations on resale under SEC Rule 144. Almost all of our remaining outstanding shares of common stock are freely tradable, including shares that were issued in connection with past acquisitions and that have been registered for resale with the SEC. Sales of substantial amounts of our common stock in the public market by these holders might lower our common stock’s market price. We are unable to estimate the amount, timing or nature of future sales of our outstanding common stock.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult, which could depress our stock price.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Our charter documents provide that our board of directors may issue, without a vote of our stockholders, one or more series of preferred stock that has more than one vote per share. This could permit our board of directors to issue preferred stock to investors who support our management and give effective control of our business to our management. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in the price of our common stock and a decline in interest in the stock, which could make it more difficult for stockholders to sell their shares. This could cause the market price of our common stock to drop significantly, even if our business is performing well. Our bylaws also limit who may call a special meeting of stockholders and establish advance notice requirements for nomination for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the

Risk factors

board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future. In addition, provisions of certain contracts, such as employment agreements with our executive officers and the right of holders of the notes offered by this prospectus to require us to repurchase the notes, or the exercise of their right to convert the notes, in the event of a fundamental change, may have an anti-takeover effect.

Our stock price can be extremely volatile, and your investment could suffer a decline in value.

The trading price of our common stock has been, and is likely to be, volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

-	actual or anticipated variations in quarterly operating results, including changes in our guidance as to forecasted earnings;

-	changes in financial estimates by securities analysts;

-	loss of a major client;

-	new service offerings introduced or announced by our competitors;

-	changes in market valuations of other similar companies;

-	our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

-	additions or departures of key personnel; and

-	sales of our common stock, including short sales.

As a result, you could lose all or part of your investment. In addition, the stock market in general experiences extreme price and volume fluctuations that are often unrelated and disproportionate to the operating performance of companies.

Increased indebtedness may impact our financial condition and results of operations.

On September 30, 2004, we had approximately $159.0 million of consolidated indebtedness, including the $143.75 million aggregate principal amount of the notes. We may incur additional indebtedness in the future and the notes do not restrict our future incurrence of indebtedness. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

-	we will be required to use a portion of our cash flow from operations for the payment of any principal or interest due on our outstanding indebtedness;

-	our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

-	the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.

General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, these and other factors may affect our ability to make principal and interest payments on our indebtedness. We anticipate that approximately $6.2 million of cash flow from operations will be required over the 12 month period beginning on October 1, 2004 to discharge our annual obligations on our currently outstanding indebtedness, including the notes. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

-	seek additional financing in the debt or equity markets;

-	refinance or restructure all or a portion of our indebtedness;

-	sell selected assets;

Risk factors

-	reduce or delay planned capital expenditures; or

-	reduce or delay planned research and development expenditures.

These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms.

We and our subsidiaries may be adversely affected by litigation to which we are, or may become, a party.

From time to time, we or our subsidiaries may become subject to litigation. No assurances can be given that we will be able to successfully defend any such lawsuits, and adverse results in one or more of such lawsuits could have a material adverse effect on our business or operations. For a discussion of a currently pending legal proceeding, see “Part II. — Item 1. Legal proceedings” in our Quarterly Report on Form 10-Q for the three months ended June 30, 2004, which is incorporated by reference into this prospectus.

RISKS RELATED TO THE OFFERING AND THE NOTES

We may not have sufficient funds to pay the principal return upon conversion or repurchase the notes under circumstances when we are required to do so.

Upon conversion of the notes, we will be required to pay cash in the amount of the principal return (as defined in the indenture). Holders of the notes may require us to purchase their notes on August 15, 2009, August 15, 2014 and August 15, 2019 and, under certain circumstances, in the event of a “fundamental change” (as defined in the indenture). We may not have sufficient funds at any such time to make the required principal return payment or purchase the notes and we may not be able to raise funds to satisfy the obligation. Furthermore, the terms of our then existing indebtedness may contain financial covenants or other provisions that could be violated by payment of the principal return or the repurchase of the notes. Our failure to pay the principal return on the notes when converted or to repurchase the notes when we are required to do so would result in an event of default with respect to the notes.

The notes are unsecured and are effectively subordinated to our existing and future secured indebtedness.

The notes are unsecured. The indenture does not restrict our ability to incur additional debt, including secured debt. At September 30, 2004, we had approximately $15.3 million of secured indebtedness. Any indebtedness incurred by us in the future may be secured. The notes are effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness.

The notes are effectively subordinated to the liabilities of our subsidiaries.

Substantially all of our operations are conducted through our subsidiaries. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization and, therefore, the right of the holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. At September 30, 2004, our subsidiaries had approximately $32.6 million of indebtedness and other obligations, to which the notes are effectively subordinated.

The notes do not contain significant financial covenants for your protection.

The indenture does not contain any significant financial covenants and does not restrict our ability to incur debt (including secured debt), repurchase our securities, pay dividends or make restricted payments or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases the level of our indebtedness. Furthermore, the indenture contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the

Risk factors

value of the notes and our common stock but would not constitute a “fundamental change” permitting holders to require us to repurchase their notes under the indenture.

Upon conversion of the notes, you may receive less proceeds and, if applicable, shares than expected because the value of our shares may decline between the day that you exercise your conversion right and the day the value of your shares is determined.

The conversion value that you will receive upon conversion of the notes will be equal to the product of the conversion rate then in effect and the ten day weighted average price for our common stock. The ten day weighted average price is calculated using market data for trading days after you tender your notes for conversion. As a result, you will not know the conversion value you will receive at the time you tender your notes for conversion. If the price of our common stock decreases after you tender your notes for conversion, the conversion value you receive may be adversely affected.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain tender or exchange offers as described under “Description of notes — Conversion rights — Adjustments to the conversion rate.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash or in connection with an acquisition, that may adversely affect the trading price of the notes or our common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

The make-whole premium payable on notes converted in connection with, or tendered for repurchase upon, a fundamental change may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change.

If a “fundamental change” occurs prior to August 15, 2009, under certain circumstances, we will pay a make-whole premium on the notes converted in connection with, or tendered for repurchase upon, such fundamental change. The amount of the make-whole premium will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the transaction constituting the fundamental change, as described below under “Description of notes — Holders may require us to repurchase their notes upon a fundamental change — Make-whole premium.” Although the make-whole premium is designed to compensate you for the lost option time value of your notes as a result of such fundamental change, the amount of the make-whole premium is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if a fundamental change occurs after August 15, 2009 or if the price paid per share of our common stock in the transaction constituting the fundamental change is greater than or equal to $120.00 per share or less than or equal to $30.43 per share (in each case, subject to adjustment), no make-whole premium will be paid.

An adverse rating of the notes may cause their trading price to fall.

If a rating agency rates the notes, it may assign a rating that is lower than investors’ expectations. Rating agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of notes — Conversion rights.” If the conversion rate is adjusted, you may be deemed to have received a constructive distribution from us, resulting in ordinary income to you for US federal income tax purposes, even though you would not receive any cash related to that adjust-

Risk factors

ment and even though you might not exercise your conversion right. See “Material US federal income and estate tax consequences — Adjustment of conversion rate.”

If an active trading market for the notes does not develop, then the market price of the notes may decline or you may not be able to sell your notes.

The notes are a new issue of securities for which there is not an established trading market. The notes trade on the PORTAL Market. However, we do not intend to list the notes on any national securities exchange. The notes may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, the performance of our business and other factors. We do not know whether an active trading market will develop for the notes or if one develops how liquid it will be. To the extent that an active trading market does not develop, a holder may not be able to resell the notes or may only be able to sell them at a substantial discount.

The price of the notes may fluctuate significantly as a result of the volatility of the price for our common stock.

Because the notes may be convertible into, and certain payment obligations can be satisfied by us with, shares of our common stock, volatility of, depressed prices for and other factors affecting our common stock could have a similar effect on the trading price of the notes. The market price of our common stock has been, and the market prices of our common stock and the notes are likely to be, volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control. In addition, if you receive shares of our common stock upon conversion of your notes or in connection with the payment of a fundamental change make-whole premium, the value of the common stock you receive may fluctuate significantly.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

Since our incorporation in 1999, we have not paid any cash dividends on our common stock, and we currently do not anticipate paying any cash dividends in the foreseeable future. Our Credit Facility currently contains covenants restricting the payment of dividends on and repurchases of our common stock. Because we do not anticipate paying cash dividends for the foreseeable future, holders who convert their notes will not realize a return on any shares of our common stock received upon conversion unless the trading price of our common stock appreciates, which we cannot assure.

Additional issuances of equity securities by us would dilute the ownership of our existing shareholders and may depress the trading price of the notes.

We may issue equity in the future in connection with acquisitions or strategic transactions, to adjust our ratio of debt to equity, including through repayment of outstanding debt, to fund expansion of our product offerings or operations, upon conversion of the notes, or for other purposes. To the extent we issue additional equity securities, the percentage ownership into which the notes being offered in this offering would convert will be reduced.

Forward-looking statements

This prospectus contains or incorporates by reference forward-looking statements. Generally, these statements can be identified by the use of terms such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe,” “anticipate,” “should,” “may,” “will” and similar expressions. Forward-looking statements may include statements about:

-	expansion of our principal Miami facility;

-	the closing of the other Miami facility;

-	leveraging of our Phase I and Phase II clinical trials business;

-	expansion of bioanalytical services at our Toronto facility;

-	industry and regulatory trends;

-	increasing utilization of our principal Miami facility;

-	the possibility of completing acquisitions and the nature of acquisition consideration;

-	our future liquidity;

-	our number of fully diluted shares of common stock outstanding;

-	our ability to pay interest on the notes;

-	our ability to pay principal on the notes, upon conversion, at maturity, redemption or repurchase at the option of the holder; and

-	other matters.

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These factors may include:

-	a decision to make a material acquisition, which would require us to re-allocate our intended uses of our cash resources;

-	our ability to successfully implement our plans for operational and geographical expansion;

-	our ability to successfully achieve and manage the technical requirements of specialized clinical trial services, while maintaining compliance with applicable rules and regulations;

-	our ability to compete in attracting pharmaceutical and biotechnology companies in order to develop additional business;

-	our continued ability to recruit participants for clinical studies and efficiently conduct or manage the studies;

-	the economic climate nationally and internationally as it affects drug development operations and the future research needs of our clients;

-	our ability to integrate and absorb any acquisitions into our current operational structure;

-	the market price of our common stock and the notes; and

-	the factors described under the heading “Risk factors.”

Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this prospectus, including the cautionary information set forth under the heading “Risk factors” beginning on page 7.

Forward-looking statements

We caution you not to place significant reliance on these forward-looking statements, which speak only as of the date of this prospectus or the date of the incorporated document, as applicable, and we undertake no obligation to update or revise these statements.

Ratio of earnings to fixed charges

The following table sets forth our unaudited consolidated ratio of earnings to fixed charges for the five years ended December 31, 2003 and for the nine months ended September 30, 2004.

	For the years ended December 31,					For the nine
						months ended
	1999	2000	2001	2002	2003	September 30, 2004

Ratio of earnings to fixed charges(1)	3.04x	10.31x	19.22x	11.62x	10.56x	11.64x(2)

(1)	Our ratio of earnings to fixed charges has been computed by dividing earnings before taxes and minority interests plus fixed charges by fixed charges. Fixed charges consist of interest expense on debt (including amortization of debt expense) and one-third of rent expense (the portion deemed representative of the interest portion).

(2)	Includes $622,920 of interest and amortization of the costs of the initial offering of the notes for the period between August 11 and September 30, 2004.

Use of proceeds

We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issued upon conversion of the notes or upon payment of the make-whole premium in connection with a fundamental change.

Selling securityholders

We initially issued the notes to the initial purchaser who then sold the notes in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). The selling securityholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus or prospectus supplement any or all of the notes and common stock issuable upon conversion of the notes or upon payment of the make-whole premium in connection with a fundamental change.

No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to this registration statement has become effective. We will supplement or amend this prospectus to include additional selling securityholders in accordance with the procedures set forth in the registration rights agreement that we entered into in connection with our initial issuance of the notes and upon provision of all required information to us. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

The following table sets forth information about each selling securityholder, including the name, the number and percentage of the notes beneficially owned and being offered by the selling securityholder and the number and percentage of common stock beneficially owned and being offered by the selling securityholder. Unless otherwise indicated below, to our knowledge, none of the selling securityholders

SELLING SECURITYHOLDERS

nor any of their affiliates, officers, directors or principal entity holders has held any position or office or has had any material relationship with us within the past three years.

	Principal Amount of		Number of Shares of
	Notes Beneficially		Common Stock	Percentage of
	Owned and	Percentage of Notes	Beneficially Owned	Common Stock
Name of Selling Securityholder	Offered Hereby	Outstanding	and Offered Hereby	Outstanding(1)

Acuity Master Fund, Ltd.	$1,080,000	**	*	**
American Skandia Trust	$1,650,000	1.15%	*	**
Arbitex Master Fund L.P.(2)	$5,000,000	3.48%	*	**
Argent Classic Convertible Arbitrage Fund L.P.	$490,000	**	*	**
Argent Classic Convertible Arbitrage Fund II L.P.	$60,000	**	*	**
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$2,710,000	1.89%	*	**
Barclays Global Investors Diversified Alpha Plus Funds	$717,000	**	*	**
Calamos Growth & Income Fund — Calamos Investment Trust	$10,000,000	6.96%	*	**
Calamos Growth & Income Portfolio — Calamos Advisors Trust	$70,000	**	*	**
Clinton Multistrategy Master Fund, Ltd.	$7,490,000	5.21%	*	**
Clinton Riverside Convertible Portfolio Limited	$2,335,000	1.62%	*	**
CNH CA Master Account, L.P.	$1,250,000	**	*	**
Context Convertible Arbitrage Fund, LP	$1,400,000	**	*	**
Context Convertible Arbitrage Offshore, LTD	$6,350,000	4.42%	*	**
Convertible Securities Fund	$6,000	**	*	**
Deephaven Domestic Convertible Trading Ltd.(2)	$945,000	**	*	**
DKR SoundShore Opportunity Holding Fund Ltd.	$3,500,000	2.43%	*	**
Excelsior Master Fund L.P.	$1,375,000	**	*	**
Forest Fulcrum Fund LP(2)	$465,000	**	*	**
Forest Global Convertible Fund, Ltd., Class A-5	$705,000	**	*	**
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	$2,355,000	1.64%	*	**

SELLING SECURITYHOLDERS

	Principal Amount of		Number of Shares of
	Notes Beneficially		Common Stock	Percentage of
	Owned and	Percentage of Notes	Beneficially Owned	Common Stock
Name of Selling Securityholder	Offered Hereby	Outstanding	and Offered Hereby	Outstanding(1)

FrontPoint Convertible Arbitrage Fund, L.P.	$2,500,000	1.74%	*	**
Fuji US Income Open	$1,650,000	1.15%	*	**
Grace Convertible Arbitrage Fund, Ltd.	$6,000,000	4.17%	*	**
HFR CA Global Opportunity Master Trust	$508,000	**	*	**
HFR RVA Select Performance Master Trust	$404,000	**	*	**
Institutional Benchmark Management Fund c/o Quattro Fund	$160,000	**	*	**
KBC Financial Products USA, Inc.(2)	$2,800,000	1.95%	*	**
LLT Limited	$350,000	**	*	**
Lord Abbett Bond Debenture Fund, Inc.	$100,000	**	*	**
Lord Abbett Series Fund — Bond Debenture Portfolio	$700,000	**	*	**
Lyxor/ Forest Fund Limited	$1,481,000	1.03%	*	**
Man Convertible Bond Master Fund, Ltd.	$7,441,000	5.18%	*	**
McMahan Securities Co. L.P.(2)	$2,000,000	1.39%	*	**
Merrill Lynch Insurance Group Bond Debenture Portfolio	$70,000	**	*	**
Met Investor Series Trust — Bond Debenture	$4,500,000	3.13%	*	**
Mohican VCA Master Fund, Ltd.	$600,000	**	*	**
Morgan Stanley & Co. Incorporated(2)	$4,000,000	2.78%	*	**
National Bank of Canada(2)	$550,000	**	*	**
Nations Convertible Securities Fund	$1,494,000	1.04%	*	**
Phoenix Lord Abbett Bond Debenture Fund	$70,000	**	*	**
Polaris Vega Fund, L.P.	$4,150,000	2.89%	*	**
Quattro Fund Ltd.	$3,600,000	2.50%	*	**
Quattro Multistrategy Masterfund LP	$240,000	**	*	**
Ritchie Convertible Arbitrage Trading	$400,000	**	*	**
Royal Bank of Canada (Norshield)(2)	$100,000	**	*	**

SELLING SECURITYHOLDERS

	Principal Amount of		Number of Shares of
	Notes Beneficially		Common Stock	Percentage of
	Owned and	Percentage of Notes	Beneficially Owned	Common Stock
Name of Selling Securityholder	Offered Hereby	Outstanding	and Offered Hereby	Outstanding(1)

Sphinx Convertible Arbitrage SPC	$581,000	**	*	**
Sphinx Convertible Arbitrage Fund SPC	$55,000	**	*	**
Sphinx Convertible Arbitrage (Clinton) Segregated Portfolio	$3,175,000	2.21%	*	**
St. Thomas Trading, Ltd.(2)	$6,059,000	4.21%	*	**
Sterling Invest Co	$1,500,000	1.04%	*	**
Sunrise Partners Limited Partnership(2)	$8,850,000	6.16%	*	**
UBS Securities LLC(2)	$6,615,000	4.60%	*	**
Univest Convertible Arbitrage Fund II LTD (Norshield)	$100,000	**	*	**
Xavex Convertible Arbitrage 4 Fund	$155,000	**	*	**
Xavex Convertible Arbitrage 10 Fund	$240,000	**	*	**
Zurich International Benchmark’s Master Fund Ltd.	$779,000	**	*	**
Any other holder of notes or future transferee, pledgee, donee, or successor of any such holder(3)	$19,820,000	13.79%	*	**
Total amount of securities offered hereby	$143,750,000	100.00%	3,086,445	**

*	Assumes conversion of all of the holder’s notes into shares of our common stock, based upon the ten day weighted average price as of November 1, 2004. The terms of the notes provide that we will not issue any shares of common stock upon conversion of the notes unless the ten day weighted average price exceeds $41.08. Under the terms of the notes, the actual number of shares of common stock that we will issue will be based upon the ten day weighted average price during the period after the notes are tendered for conversion. Because the actual number of shares of common stock issuable upon conversion of the notes can not be known until after the notes are tendered for conversion, it is not possible for us to determine at this time the number of shares of our common stock that we may issue upon such conversion. However, the terms of the notes provide that we will not be obligated to issue more than 3,086,445 shares of common stock upon conversion of the notes or upon payment of the make-whole premium in connection with a fundamental change. The conversion rate is subject to adjustment as described under “Description of notes — Conversion rights.” As a result of such adjustment or as a result of the payment of the make-whole premium in connection with a fundamental change, the number of shares of common stock issuable may increase or decrease in the future by an indeterminate number.

**	Less than 1%.

(1)	Calculated using 14,765,882 shares of common stock outstanding as of November 1, 2004. In calculating the percentage of common stock outstanding for each selling securityholder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the particular selling securityholder’s notes, based upon the ten day weighted average price as of November 1, 2004.

(2)	The selling securityholder is a broker-dealer or is an “affiliate” of a broker-dealer. The selling securityholder has represented to us that it purchased the securities offered hereby for investment purposes and not with a view towards the distribution thereof.

SELLING SECURITYHOLDERS

(3)	The unidentified selling securityholders are either direct purchasers of the notes in a Rule 144A private placement of the notes completed by us in August or September 2004 or their transferees, pledgees, donees or successors. Information about these selling securityholders will be set forth in one or more amendments to this registration statement or prospectus supplements, as applicable. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the conversion rate.

We prepared this table based on the information supplied to us by the selling securityholders named in the table.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table was provided to us.

Because the selling securityholders may from time to time offer all or some of the notes or the shares of common stock issuable upon conversion of the notes or upon payment of the make-whole premium in connection with a fundamental change, we cannot estimate the amount of the notes or shares of common stock that will be held by the selling securityholders upon the termination of any particular offering by a selling securityholder. See “Plan of Distribution.”

Plan of distribution

The selling securityholders and their successors, may from time to time sell the notes and the common stock covered by this prospectus directly to purchasers or offer the notes and the common stock through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriters’ discounts or commissions or agents’ commissions from the selling securityholders and/or the purchasers of securities for whom they may act as agent, which underwriters’ discounts or commissions or agents’ commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The sale of the notes and the common stock may be effected in transactions (which may involve block transactions):

-	on any national securities exchange or quotation service on which the note or the common stock may be listed or quoted at the time of the sale,

-	in the over-the-counter market,

-	otherwise than on such exchanges or services or in the over-the-counter market, or

-	through the writing of options.

In connection with the sale of the notes or the common stock offered hereby or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes or the common stock, as the case may be, in the course of the hedging positions they assume. The selling securityholders may also sell the notes or the common stock short and deliver the notes or the common stock, as the case may be, to close out short positions or loan or pledge the notes or the common stock to broker-dealers that in turn may sell the notes or the common stock.

The aggregate proceeds to the selling securityholders from the sale of the securities offered by them hereby will be the purchase price of such securities less discounts and commissions, if any. The selling securityholder reserves the right to accept and, together with its agent from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents.

Our notes are traded on the PORTAL Market. Our common stock is listed for trading on the Nasdaq National Market under the symbol “SFCC.”

In order to comply with the securities laws of some states, if applicable, the securities may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. If any selling securityholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act it will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provision.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling securityholder may not sell any security described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

Plan of distribution

At the time of a particular offering of securities by a selling securityholder, a supplement to this prospectus, if required, will be circulated setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Description of notes

In August and September 2004, we issued and sold $143,750,000 of our 2.25% convertible senior notes due 2024 to qualified institutional buyers (as defined in Rule 144A under the Securities Act). The notes were issued under an indenture dated as of August 11, 2004 between us and Wachovia Bank, National Association, as trustee. The following statements are subject to the detailed provisions of the notes and the indenture and are qualified in their entirety by reference to the notes and the indenture. The indenture is by its terms subject to and governed by the Trust Indenture Act of 1939. Copies of the indenture may be obtained from us upon request.

The following description is only a summary of the material provisions of the notes and the indenture. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes.

For purposes of this summary, the terms “SFBC,” “we,” “us” and “our” refer only to SFBC International, Inc. and not to any of its subsidiaries, unless we specify otherwise. Unless the context requires otherwise, the term “interest” includes “additional interest.”

GENERAL

The notes:

-	bear interest at a rate of 2.25% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2005, to holders of record at the close of business on the preceding February 1 and August 1, respectively, except as described below;

-	bear additional interest if we fail to comply with the obligations we describe under “— Registration rights; Additional interest”;

-	are issued in denominations of integral multiples of $1,000 principal amount;

-	are our unsecured senior obligations and rank equally with all of our existing and future unsecured senior indebtedness;

-	are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness, and all existing and future liabilities of our subsidiaries (including trade payables);

-	are convertible into cash and, if applicable, shares of our common stock based on an initial conversion rate of 24.3424 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $41.08 per share), subject to adjustment as described under “— Conversion rights”;

-	are redeemable, in whole or in part, by us at any time on or after August 15, 2009 at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus accrued and unpaid interest to, but excluding, the redemption date, as described under “— Redemption of notes at our option”;

-	are subject to purchase by us at the option of the holder on each of August 15, 2009, August 15, 2014 and August 15, 2019 at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date, as described under “— Purchase of notes by us at the option of the holder”;

-	are subject to repurchase by us upon a fundamental change at the option of the holder at a fundamental change repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus (i) in the event of certain fundamental changes described herein occurring prior to August 15, 2009, a make- whole premium payable in cash, common stock or a combination thereof and (ii) accrued and unpaid interest to, but excluding, the repurchase date, as described under “— Holders may require us to repurchase their notes upon a fundamental change”; and

Description of notes

-	mature on August 15, 2024, unless previously redeemed, repurchased or purchased by us or converted.

All payments on the notes will be made in US dollars.

The notes are issued in denominations of integral multiples of $1,000, without coupons. We issued the notes as global securities in book-entry form.

You may convert notes at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar and paying agent for the notes.

We will not provide a sinking fund for the notes. The indenture does not contain any financial covenants and will not limit our ability to incur additional indebtedness, including senior or secured indebtedness, pay dividends or repurchase our securities. In addition, the indenture does not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “— Holders may require us to repurchase their notes upon a fundamental change” and “— Consolidation, merger and sale of assets.”

If any payment date with respect to the notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

INTEREST PAYMENTS

We will pay interest on the notes at a rate of 2.25% per annum, payable semi-annually on February 15 and August 15 of each year, beginning on February 15, 2005. Except as described below, we will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding February 1 and August 1, respectively. Interest will accrue on the notes from and including August 11, 2004 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the notes on the basis of a 360-day year of twelve 30-day months.

If a holder surrenders a note for conversion after the close of business on the record date for the payment of an installment of interest and before the related interest payment date, then, despite the conversion, we will pay, on the interest payment date, the interest due with respect to the note to the person who was the holder of the note at the close of business on the record date. However, unless we have called the note for redemption, the holder who surrenders the note for conversion must pay to the conversion agent upon surrender of the note an amount equal to the interest payable on such interest payment date on the portion of the note being converted. A holder that surrenders a note for conversion need not pay any overdue interest that has accrued on the note.

If we redeem the notes, or if a holder surrenders a note for purchase at the option of the holder or for repurchase upon a fundamental change as described under “— Purchase of notes by us at the option of the holder” and “— Holders may require us to repurchase their notes upon a fundamental change,” we will pay accrued and unpaid interest, if any, to the holder that surrenders the security for redemption, purchase or repurchase, as the case may be. However, if we redeem a note on a redemption date that is an interest payment date, we will pay the accrued and unpaid interest due on that interest payment date instead to the record holder of the note at the close of business on the record date for that interest payment.

For a description of when and to whom we must pay additional interest, if any, see “— Registration rights; Additional interest.”

CONVERSION RIGHTS

Holders of notes may, subject to prior redemption or repurchase, convert their notes in integral multiples of $1,000 into cash in an amount as described below and, if applicable, shares of our common stock

Description of notes

based on an initial conversion rate of 24.3424 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. This rate results in an initial conversion price of approximately $41.08 per share. We will not issue fractional shares of common stock upon conversion of the notes and instead will pay a cash adjustment as described below. Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest.

On conversion, to the extent the holders of notes receive, in addition to cash, shares of our common stock, the holders of the notes will receive rights under any stockholder rights plan (i.e. a “poison pill”) we may then have in effect, whether or not these rights are separated from our common stock prior to conversion.

If a holder surrenders a note for conversion after the close of business on the record date for the payment of an installment of interest and before the related interest payment date, then, despite the conversion, we will pay on the interest payment date the interest due with respect to the note to the person who was the holder of the note at the close of business on the record date. However, unless we have called the note for redemption, the holder who surrenders the note for conversion must pay to the conversion agent upon surrender of the note an amount equal to the interest payable on such interest payment date on the portion of the note being converted. A holder that surrenders a note for conversion need not pay any overdue interest that has accrued on the note.

The conversion right with respect to any notes we have called for redemption will expire at the close of business on the last business day immediately preceding the redemption date, unless we default in the payment of the redemption price. A note for which a holder has delivered a purchase notice or a fundamental change repurchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if the holder withdraws the notice in accordance with the indenture.

If we reclassify our common stock or are party to a consolidation, merger or binding share exchange, or a transaction involving the sale, transfer, lease, conveyance or other disposition of all or substantially all of our assets or properties, pursuant to which our common stock is converted into cash, securities or other property, then, at the effective time of the transaction, any right to convert a note into common stock will, to the extent the holder would have otherwise been entitled to receive common stock on conversion, be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately before the transaction (assuming that the holder would not have exercised any rights of election that the holder would have had as a holder of common stock to select a particular type of consideration). Any such change could substantially lessen or eliminate the value of the conversion right associated with the notes in the future. For example, if a third party acquires us in a cash merger, each note would be convertible into cash and holders would no longer have the right to receive upon conversion securities whose value could increase depending on our future financial performance, prospects and other factors.

In the event of:

-	a taxable distribution to holders of common stock which results in an adjustment of the conversion rate; or

-	an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to US federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our common stock and could also occur in the case of other distributions of cash or property to our stockholders. See “Material US federal income and estate tax consequences.”

Conversion procedures

To convert a note, the holder must complete the conversion notice on the back of the note and deliver it, together with the note and any required interest payment, to the office of the conversion agent for the notes, which will initially be the office of the trustee. In addition, the holder must pay any tax or duty

Description of notes

payable as a result of any transfer involved in the issuance or delivery of shares of common stock in a name other than that of the registered holder of the note. The note will be deemed to be converted on the date on which the holder has satisfied all of these requirements.

As soon as practicable following the conversion date, we will deliver, through the conversion agent, the applicable cash payment, together with a certificate for that number, if any, of full shares of common stock issuable upon conversion of the note. For a discussion of the tax treatment of a holder upon conversion, see “Material US federal income and estate tax consequences.”

When we have delivered the applicable cash payment, together with any shares of common stock issuable on conversion of any notes and any required interest payment (if the conversion takes place after a record date for the payment of interest and before the related interest payment date), we will have satisfied in full all of our obligations with respect to the converted notes.

Payment upon conversion

Subject to certain exceptions described below under “— Conversion upon the occurrence of a fundamental change,” once notes are tendered for conversion, holders tendering the notes will be entitled to receive, per $1,000 principal amount of notes, cash and, if applicable, shares of our common stock, the aggregate value of which, or the conversion value, will be equal to the product of:

-	the conversion rate then in effect; and

-	the average of the daily volume weighted average price of our common stock for each of the ten consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits, stock dividends and similar events) beginning on the second trading day immediately following the day the notes are tendered for conversion, or the ten day weighted average price. The “volume weighted average price” per share of our common stock on any trading day will be the volume weighted average price on the Nasdaq National Market or, if our common stock is not listed on the Nasdaq National Market, on the principal exchange or over-the-counter market on which our common stock is then listed or traded from 9:30 am to 4:30 pm (New York City time) on that trading day as displayed by Bloomberg (or if such volume weighted average price is not available, the market value of one share on such trading day as we determine in good faith using a volume weighted method).

The initial conversion rate is 24.3424 shares of common stock per $1,000 principal amount of the notes. This is equivalent to an initial conversion price of approximately $41.08 per share of common stock.

Subject to certain exceptions described below under “— Conversion upon the occurrence of a fundamental change,” we will deliver the conversion value of the notes surrendered for conversion to converting holders as follows:

-	a cash amount, or the principal return, equal to the lesser of (i) the aggregate conversion value of the notes to be converted and (ii) the aggregate principal amount of the notes to be converted;

-	if the aggregate conversion value of the notes to be converted is greater than the principal return, an amount in whole shares, or the net shares, determined as set forth below, equal to such aggregate conversion value less the principal return, or the net share amount; and

-	an amount in cash in lieu of any fractional shares of common stock.

The number of net shares to be paid will be determined by dividing the net share amount by the ten day weighted average price, provided, however, that in no event shall we be required to issue more than an aggregate of 3,086,445 shares of common stock, or the share cap, in connection with the payment of the net share amount in respect of all of the notes. However, if the ten day weighted average price of the common stock at the time of conversion exceeds approximately $345, then the number of shares of common stock which may be issued in payment of the net share amount upon conversion of $1,000 principal amount of the notes will be capped as appropriate subject to the share cap, but in no event shall the number of shares issuable upon conversion of $1,000 in principal amount of the notes in payment of the net share amount be capped at a number of shares that is less than 21.4709 shares. For purposes of

Description of notes

this paragraph, the number of shares set forth in this paragraph shall be adjusted as appropriate in the circumstances described below under “— Adjustments to the conversion rate” or similar circumstances. The cash payment for fractional shares also will be based on the ten day weighted average price.

The conversion value, principal return, net share amount and the number of net shares will be determined by us at the end of the ten consecutive trading day period beginning on the second trading day immediately following the day the notes are tendered for conversion, or the determination date.

We cannot assure you that we will have the financial resources, or would be able to arrange for financing, to pay the principal return for all the note holders that have elected to convert their notes. Furthermore, the terms of our then existing indebtedness may contain financial covenants or other provisions that could be violated by payment of the principal return. See “Risk factors — We may not have sufficient funds to pay the principal return upon conversion or repurchase the notes under circumstances when we are required to do so.” Our failure to pay the principal return on the notes when converted would result in an event of default with respect to the notes.

Conversion upon the occurrence of a fundamental change

If certain fundamental changes (as described under “— Holders may require us to repurchase their notes upon a fundamental change — Make-whole premium”) occur prior to August 15, 2009 and a holder surrenders notes for conversion at any time from and after the date which is 15 days before the date we announce as the anticipated effective date of the transaction or event until the date that is 15 days after the actual effective date of the transaction or event, in addition to the cash and shares to which you are otherwise entitled to receive upon conversion, you will also be entitled to receive the make-whole premium described under “— Holders may require us to repurchase their notes upon a fundamental change — Make-whole premium.”

Adjustments to the conversion rate

We will adjust the conversion rate for:

-	dividends or distributions on our common stock payable in shares of our common stock;

-	subdivisions, combinations or certain reclassifications of our common stock;

-	distributions (other than pursuant to a stockholder rights plan) to all or substantially all holders of our common stock of certain rights or warrants (other than pursuant to a stockholder rights plan) entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share less than the “current market price” (as defined in the indenture) of our common stock on the record date for the distribution (provided, however, that we will readjust the conversion rate to the extent these rights or warrants are not exercised before they expire);

-	dividends or other distributions to all or substantially all holders of our common stock of shares of our capital stock (other than our common stock), evidences of indebtedness or other assets (other than cash dividends) or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered in the third bullet point above or, as described below, certain rights distributed pursuant to a stockholder rights plan) to subscribe for or purchase our securities (provided, however, that we will not adjust the conversion rate pursuant to this provision for distributions of certain rights or warrants, if we make certain arrangements for holders of notes to receive those rights and warrants upon conversion of the notes);

-	cash dividends or cash distributions to all or substantially all holders of our common stock, other than distributions described in the two immediately following bullet points;

-	distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the “current market price”

Description of notes

(as defined in the indenture) per share of our common stock on the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer; and

-	distributions of cash or other consideration by a person other than us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where:

-	as of the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer, our board of directors does not recommend rejection of the offer;

-	assuming all shares sought in the tender or exchange offer are validly tendered or exchanged, the offeror, together with its affiliates and certain other persons, would beneficially own at least 10% of the total shares of our common stock outstanding immediately after the expiration time of the tender or exchange offer; and

-	such cash and the value of any such other consideration per share of common stock validly tendered or exchanged exceeds the “current market price” (as defined in the indenture) per share of our common on the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

Subject to the provisions of the indenture, if we distribute cash in accordance with the fifth bullet point above, then the conversion rate will generally be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date for the cash distribution by a fraction whose numerator is the “current market price” (as defined in the indenture) per share of our common stock on the record date and whose denominator is that “current market price” less the per share amount of the distribution. However, we will not adjust the conversion rate pursuant to this provision such that the effective conversion price is an amount that is below $0.01.

“Current market price” per share of our common stock on a date generally means, for purposes of these provisions, the average of the closing sale prices of our common stock for the 10 consecutive trading days immediately preceding that date. We will make adjustments to the current market price in accordance with the indenture to account for the occurrence of certain events during the 10 consecutive trading day period.

The indenture does not require us to adjust the conversion rate for any of the transactions described in the bullet points above if we make provision for holders of notes to participate in the transaction without conversion on a basis and with notice that our board of directors determines in good faith to be fair and appropriate, as provided in the indenture.

We will not adjust the conversion rate unless the adjustment would result in a change of at least 1% in the then effective conversion price. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment.

To the extent permitted by law, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period required by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to holders at least 15 days before the day the increase commences. In addition, we may also increase the conversion rate as we determine to be advisable in order to avoid taxes to recipients of certain distributions.

On conversion, the holders of notes will receive, in addition to cash, any shares of our common stock such holders are entitled to receive upon conversion, a cash payment in respect of fractional shares, and rights under any stockholder rights plan (i.e. “poison pill”) adopted by us and then in effect, whether or not these rights are separated from our common stock prior to conversion. A distribution of rights pursuant to such a stockholder rights plan will not trigger a conversion rate adjustment pursuant to the fourth bullet point above so long as we have made proper provision to provide that holders will receive such rights upon conversion in accordance with the terms of the indenture. A distribution of separate certificates representing any such rights or the exercise of any such rights in accordance with the plan will not trigger a conversion rate adjustment.

Description of notes

REDEMPTION OF NOTES AT OUR OPTION

Prior to August 15, 2009, we cannot redeem the notes. We may redeem the notes at our option, in whole or in part, at any time on or after August 15, 2009, on any date not less than 30 nor more than 60 days after the day we mail a redemption notice to each holder of notes to be redeemed at the address of the holder appearing in the security register, at a redemption price, payable in cash, equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date. However, if a redemption date is an interest payment date, the payment of interest becoming due on that date will be payable to the holder of record at the close of business on the relevant record date, and the redemption price will not include such interest payment. We will make at least 10 semi-annual interest payments on the notes before we may redeem the notes at our option.

If the paying agent holds money sufficient to pay the redemption price due on a note on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the redemption price upon delivery of the note.

If we will redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in integral multiples of $1,000 principal amount by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the principal amount of the note that is subject to redemption will be reduced by the principal amount that the holder converted.

PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER

On each of August 15, 2009, August 15, 2014 and August 15, 2019, or each a purchase date, a holder may require us to purchase all or a portion of the holder’s outstanding notes, at a price in cash equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the purchase date, subject to certain additional conditions. On each purchase date, we will purchase all notes for which the holder has delivered and not withdrawn a written purchase notice. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days before the purchase date until the close of business on the business day immediately preceding the purchase date.

We will give notice on a date that is at least 20 business days before each purchase date to all holders at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

-	the amount of the purchase price;

-	that notes with respect to which the holder has delivered a purchase notice may be converted only if the holder withdraws the purchase notice in accordance with the terms of the indenture; and

-	the procedures that holders must follow to require us to purchase their notes.

To require us to purchase its notes, the holder must deliver a purchase notice that states:

-	the certificate numbers of the holder’s notes to be delivered for purchase;

-	the principal amount of the notes to be purchased, which must be an integral multiple of $1,000; and

-	that the notes are to be purchased by us pursuant to the applicable provisions of the indenture.

A holder that has delivered a purchase notice may withdraw the purchase notice by delivering a written notice of withdrawal to the paying agent before the close of business on the business day before the purchase date. The notice of withdrawal must state:

-	the name of the holder;

-	a statement that the holder is withdrawing its election to require us to purchase its notes;

Description of notes

-	the certificate numbers of the notes being withdrawn;

-	the principal amount being withdrawn, which must be an integral multiple of $1,000; and

-	the principal amount, if any, of the notes that remain subject to the purchase notice, which must be an integral multiple of $1,000.

If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

To receive payment of the purchase price for a note for which the holder has delivered and not withdrawn a purchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will pay the purchase price for the note as soon as practicable but in no event more than three business days after the later of the purchase date or the time of delivery of the note, together with necessary endorsements.

If the paying agent holds money sufficient to pay the purchase price of a note on a purchase date in accordance with the terms of the indenture, then, on and after that purchase date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the purchase price upon delivery of the note.

We cannot assure you that we will have the financial resources, or would be able to arrange for financing, to pay the purchase price for all notes holders have elected to have us purchase. Furthermore, the terms of our then existing indebtedness may prohibit our payment of the purchase price. See “Risk factors — We may not have sufficient funds to pay the principal return upon conversion or repurchase the notes under circumstances when we are required to do so.” Our failure to purchase the notes when required would result in an event of default with respect to the notes.

We will not purchase any notes at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to those notes.

In connection with any purchase offer, we will, to the extent applicable:

-	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

-	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.

HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A FUNDAMENTAL CHANGE

If a “fundamental change” (as defined in the indenture and as described more fully below) occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date. We must repurchase the notes on a date of our choosing, but the date must be no later than 30 trading days and no earlier than 20 trading days after we have mailed a notice of a fundamental change, as described below, and in no event prior to the date on which the fundamental change occurs. We refer to this date as the “fundamental change repurchase date.” In addition, following certain fundamental changes occurring prior to August 15, 2009, we will pay a make-whole premium (as defined in the indenture and as more fully described below) to holders who require us to repurchase their notes in connection with the fundamental change.

Within 30 days after the occurrence of a fundamental change, we must mail to all holders of notes at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the fundamental change. We must also publish the notice in The New York Times, the

Description of notes

Wall Street Journal or another newspaper of national circulation. The notice must state, among other things:

-	the events causing the fundamental change;

-	the date of the fundamental change;

-	the fundamental change repurchase date;

-	the last date on which a holder may exercise the fundamental change repurchase right;

-	the fundamental change repurchase price;

-	the make-whole premium, if any;

-	if a make-whole premium will be payable, whether we will pay the make-whole premium in cash, shares of our common stock or a combination thereof, specifying the percentage or amount of each;

-	if we elect to pay the make-whole premium, if any, in whole or in part in shares of our common stock, the method of calculating the current market price of our common stock;

-	the names and addresses of the paying agent and the conversion agent;

-	the procedures that holders must follow to exercise their fundamental change repurchase right;

-	the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and

-	that notes with respect to which the holder has delivered a fundamental change repurchase notice may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture.

To exercise the fundamental change repurchase right, a holder must deliver a written notice to the paying agent no later than the close of business on the third business day immediately preceding the fundamental change repurchase date. This written notice must state:

-	the certificate numbers of the notes that the holder will deliver for repurchase;

-	the principal amount of the notes to be repurchased, which must be an integral multiple of $1,000;

-	that the notes are to be repurchased by us pursuant to the fundamental change provisions of the indenture; and

-	if we have elected to pay the make-whole premium, if any, in shares of our common stock but the make-whole premium, if any, is ultimately to be paid to the holder entirely in cash because any of the conditions to payment in shares of our common stock is not satisfied prior to the close of business on the business day immediately preceding the fundamental change repurchase date, whether you elect:

-	to withdraw the fundamental change repurchase notice for all of the notes subject to the fundamental change repurchase right; or

-	to receive cash in respect of the entire make-whole premium subject to the fundamental change repurchase right.

If you fail to indicate your choice with respect to this election, you will be deemed to have elected to receive cash in respect of the entire make-whole premium, if any. For a discussion of the tax treatment for a holder receiving cash, shares of our common stock or a combination thereof, see “Material US federal income and estate tax consequences.”

Description of notes

A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state, among other things:

-	the certificate numbers of the notes being withdrawn;

-	the principal amount of notes being withdrawn, which must be an integral multiple of $1,000; and

-	the principal amount, if any, of the notes that remain subject to the fundamental change repurchase notice.

If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

If the paying agent holds money sufficient to pay the fundamental change repurchase price and money and/or shares of common stock sufficient to pay the make-whole premium, if applicable, in respect of the notes to be repurchased on a fundamental change repurchase date in accordance with the terms of the indenture, then, on and after the fundamental change repurchase date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the fundamental change repurchase price and the make-whole premium, if any, upon delivery of the note, together with necessary endorsements.

To receive payment of the fundamental change repurchase price and the make-whole premium, if any, for a note for which the holder has delivered and not withdrawn a fundamental change repurchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the fundamental change repurchase notice. We will pay the fundamental change repurchase price for the note as soon as practicable but in no event more than three business days after the later of the fundamental change repurchase date or the time of delivery of the note.

A “fundamental change” generally will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”

A “change in control” generally will be deemed to occur at such time as:

-	any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

-	the following persons cease for any reason to constitute a majority of our board of directors:

-	individuals who on the issue date of the notes constituted our board of directors; and

-	any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office who were either directors on the issue date of the notes or whose election or nomination for election was previously so approved;

-	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction, “beneficially own,” directly or indirectly, immediately after such transaction, shares of the continuing or surviving corporation’s voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving corporation in substantially the same proportion as such ownership immediately prior to the transaction;

-	the sale, transfer, lease, conveyance or other disposition of all or substantially all of our assets or properties to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding or

Description of notes

disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934; or

-	we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.

However, a “change in control” will not be deemed to have occurred if, in the case of a merger or consolidation, 95% or more of the total consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in the merger or consolidation constituting the change in control consists of common stock and any associated rights traded on a US national securities exchange or quoted on The Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control), and, as a result of such transaction or transactions, the notes become convertible solely into such common stock and associated rights.

There is no precise, established definition of the phrase “all or substantially all of our assets or properties” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale or other conveyance of less than all of our assets.

A “termination of trading” is deemed to occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a US national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

The fundamental change repurchase feature of the notes may in certain circumstances deter or discourage a potential acquisition or takeover of us, even if our takeover may be beneficial to you. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the fundamental change repurchase feature of the notes upon a fundamental change would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes.

We could in the future enter into certain transactions that would not constitute a fundamental change but would increase the amount of debt, including other senior indebtedness outstanding, or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt under the indenture.

We cannot assure you that we will have the financial resources, or would be able to arrange for financing, to pay the fundamental change repurchase price and the make-whole premium, if applicable, for all notes owned by holders that have elected to have us repurchase their notes upon a fundamental change. Furthermore, the terms of our then existing indebtedness may contain provisions permitting the holders thereof to require us to purchase or repay such indebtedness upon the occurrence of similar events or on some specific dates and may prohibit our payment of the fundamental change repurchase price. See “Risk factors — We may not have sufficient funds to pay the principal return upon conversion or repurchase the notes under circumstances when we are required to do so.” Our failure to repurchase the notes when required would result in an event of default with respect to the notes.

We will not repurchase any notes at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to the notes.

In connection with any fundamental change offer, we will, to the extent applicable:

-	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

-	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.

Description of notes

Make-whole premium

If a fundamental change (except for any fundamental change relating solely to the second bullet in the definition of “change in control” above) occurs prior to August 15, 2009, we will pay, in addition to the fundamental change repurchase price described above, a make-whole premium to a holder of notes who elects to require us to repurchase such notes in connection with such a fundamental change. In addition, if the holder surrenders the notes for conversion as described under “— Conversion upon the occurrence of a fundamental change” in connection with such a fundamental change, in lieu of requiring us to repurchase such notes as described above, the holder will receive (i) cash and, if applicable, shares of common stock (as described under “— Conversion rights”) in respect of such conversion obligation, plus (ii) the applicable make-whole premium as described below. The make-whole premium payable to a holder as provided in this paragraph may be paid in cash, shares of common stock, or a combination thereof. If we elect to pay the make-whole premium, in whole or in part, in shares of common stock, the number of shares of our common stock to be delivered by us will be equal to the portion of the make whole premium to be paid in shares of our common stock divided by 97% of the current market price of our common stock. The current market price for this purpose will be determined prior to the fundamental change repurchase date as described below. If we elect to pay the make-whole premium in whole or in part in shares of our common stock, we will pay cash in lieu of fractional shares.

“Current market price” for purposes of this provision means, with respect to any fundamental change repurchase date, the average of the closing sale prices of our common stock for the 20 consecutive trading days ending on the third trading day prior to the fundamental change repurchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first trading day of such 20 trading day period and ending on the fundamental change repurchase date of any event requiring an adjustment of the conversion rate as described under “— Adjustments to the conversion rate”; provided that in no event shall the current market price be less than $0.01.

The make-whole premium will be equal to an amount that is derived by multiplying each $1,000 principal amount of notes by a specified percentage (the “make-whole premium”). The make-whole premium will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the transaction constituting the fundamental change. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing sale prices of our common stock on the five trading days up to but not including the effective date of the fundamental change.

The following table sets forth the make-whole premium amounts. The stock prices set forth in the first column of the table below will be adjusted as of any date on which the conversion rate is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment

Description of notes

giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

Make-whole premium upon fundamental change

(% of the principal amount)

			Effective Date
	August 11,	August 15,	August 15,	August 15,	August 15,	August 15,
Stock Price	2004	2005	2006	2007	2008	2009

$30.43	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
$35.00	11.1%	9.7%	8.4%	6.9%	4.4%	0.0%
$40.00	20.7%	19.0%	17.3%	15.1%	11.5%	0.0%
$45.00	21.2%	19.3%	17.3%	14.6%	10.3%	0.0%
$50.00	19.4%	17.3%	15.1%	12.2%	7.6%	0.0%
$55.00	17.8%	15.7%	13.3%	10.3%	5.6%	0.0%
$60.00	16.5%	14.3%	11.9%	8.7%	4.2%	0.0%
$65.00	15.3%	13.1%	10.6%	7.5%	3.2%	0.0%
$70.00	14.3%	12.1%	9.6%	6.5%	2.5%	0.0%
$75.00	13.4%	11.2%	8.7%	5.8%	2.0%	0.0%
$80.00	12.6%	10.4%	8.0%	5.1%	1.7%	0.0%
$85.00	11.8%	9.7%	7.3%	4.6%	1.4%	0.0%
$90.00	11.2%	9.1%	6.8%	4.2%	1.3%	0.0%
$95.00	10.6%	8.5%	6.3%	3.8%	1.1%	0.0%
$100.00	10.1%	8.0%	5.9%	3.5%	1.0%	0.0%
$105.00	9.6%	7.6%	5.5%	3.3%	0.9%	0.0%
$110.00	9.1%	7.2%	5.2%	3.0%	0.9%	0.0%
$115.00	8.7%	6.8%	4.9%	2.8%	0.8%	0.0%
$120.00	8.3%	6.5%	4.6%	2.7%	0.8%	0.0%

The exact stock price and repurchase dates may not be as set forth in the table, in which case

-	If the stock price is between two stock price amounts in the table or the fundamental change repurchase date is between two dates on the table, the make-whole premium will be determined by straight-line interpolation between the make-whole premium amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year.

-	If the stock price is equal to or in excess of $120.00 per share (subject to adjustment), no make-whole premium will be paid.

-	If the stock price is less than or equal to $30.43 per share (subject to adjustment), no make-whole premium will be paid.

Our right to pay the make-whole premium for the notes, in whole or in part, in shares of our common stock is subject to various conditions, including:

-	our providing timely written notice, as described above, of our election to pay all or part of the make-whole premium in shares of our common stock;

-	our common stock being listed on a US national or regional securities exchange or quoted on the Nasdaq National Market or other similar automated quotation system; and

-	information necessary to calculate the current market price of our common stock being published in a daily newspaper of national circulation or being otherwise readily publicly available.

If the required conditions are not satisfied with respect to a holder prior to the close of business on the business day immediately preceding the fundamental change repurchase date, we will pay the make-whole premium, if any, for such holder’s notes entirely in cash. We may not change our election with respect to the form in which we will pay the make-whole premium, if any, once we have given the notice that we are required to give, except as described in the preceding sentence.

Description of notes

From and after the occurrence of an “accounting event,” we will have the option, in our sole discretion, to elect, by providing notice to the trustee and the holders of the notes, to pay any make-whole premium payable in the future solely in cash. An “accounting event” means that the Emerging Issues Task Force of the Financial Accounting Standards Board or its successor has issued an amendment to, change in or clarification of rules as a result of which we are required, under then current generally accepted accounting principles to include the number of shares which may be issuable as a make-whole premium in determining the number of our shares outstanding for purposes of calculating diluted earnings per share.

RANKING

The notes are our unsecured senior obligations and rank equally with all our other existing and future unsecured senior indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness. We currently have a $25 million Credit Facility with Wachovia Bank, National Association which is secured by substantially all of our assets. Borrowings under the Credit Facility are also guaranteed by certain of our subsidiaries. No amounts were outstanding under the Credit Facility as of the date of this prospectus. We also have a $8.7 million variable rate first mortgage loan with Wachovia Bank, National Association secured by the building which contains our executive offices and principal Phase I and Phase II facility and central laboratory. Any indebtedness we incur in the future may also be secured by our assets or guaranteed by some or all of our subsidiaries.

The notes are also effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the notes to participate in these assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would be subordinate to the indebtedness of such subsidiary which is senior to that held by us. Borrowings under our Credit Facility are guaranteed by certain of our subsidiaries.

The notes are exclusively our obligations. Substantially all of our operations are conducted through our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions, depend on the earnings or financial condition of those subsidiaries and are subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

The indenture does not limit the amount of additional indebtedness, including secured indebtedness, which we or our subsidiaries can create, incur, assume or guarantee.

CONSOLIDATION, MERGER AND SALE OF ASSETS

The indenture prohibits us from consolidating with or merging with or into, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our assets or properties to, another person, whether in a single or series of related transactions, unless, among other things:

-	such other person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia;

-	such person assumes all of our obligations under the notes and the indenture; and

-	no default or event of default exists immediately after giving effect to the transaction.

When the successor assumes all of our obligations under the indenture, except in the case of a lease, our obligations under the indenture will terminate.

Description of notes

Some of the transactions described above could constitute a repurchase event that permits holders to require us to repurchase notes as described in “— Holders may require us to repurchase their notes upon a fundamental change.”

There is no precise, established definition of the phrase “all or substantially all of our assets or properties” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale or other conveyance of less than all of our assets.

EVENTS OF DEFAULT

The following are events of default under the indenture for the notes:

-	our failure to pay the principal of or premium, if any, on any note when due, whether at maturity, upon redemption, on the purchase date with respect to a purchase at the option of the holder, on a fundamental change repurchase date with respect to a fundamental change or otherwise;

-	our failure to pay an installment of interest or additional interest, if any, on any note when due, if the failure continues for 30 days after the date when due;

-	our failure to satisfy our conversion obligations upon exercise of a holder’s conversion right;

-	our failure to timely provide notice as described under “— Purchase of notes by us at the option of the holder” or “— Holders may require us to repurchase their notes upon a fundamental change”;

-	our failure to comply with any other term, covenant or agreement contained in the notes or the indenture, if the failure is not cured within 30 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

-	a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $5,000,000 or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 30 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of notes then outstanding, in accordance with the indenture;

-	failure by us or any of our subsidiaries to pay final judgments, the uninsured portion of which aggregates in excess of $5,000,000, if the judgments are not paid, discharged or stayed within 30 days; and

-	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Securities Exchange Act of 1934) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”

If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest and, if applicable, premium on, all notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest on, all notes will automatically become immediately due and payable.

Description of notes

After any such acceleration, the holders of a majority in aggregate principal amount of the notes, by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

-	the rescission would not conflict with any order or decree;

-	all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived; and

-	certain amounts due to the trustee are paid.

The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

-	the holder gives the trustee written notice of a continuing event of default;

-	the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy;

-	the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

-	the trustee fails to comply with the request within 60 days after the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the notes then outstanding, a direction that is inconsistent with the request.

However, the above limitations do not apply to:

-	a suit by a holder to enforce the payment of any amounts due on the notes after the applicable due date; or

-	the right to convert notes in accordance with the indenture.

Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

-	in the payment of principal of, or premium, if any, interest or additional interest on, any note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

-	arising from our failure to convert any note into shares of our common stock; or

-	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

We will promptly notify the trustee if a default or event of default occurs. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they are aware of any default or event of default by us in performing any of our obligations under the indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the

Description of notes

indenture, the trustee must mail to each holder a notice of the default or event of default within 30 days after it occurs. However, the trustee need not mail the notice if the default or event of default:

-	has been cured or waived; or

-	is not in the payment of any amounts due with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of holders.

MODIFICATION AND WAIVER

We may amend or supplement the indenture or the notes with the consent of the trustee and holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with any provision of the indenture or notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

-	change the stated maturity of the principal of, or the payment date of any installment of interest on, any note;

-	reduce the principal amount of, or any premium, interest or additional interest on, any note;

-	change the place or currency of payment of principal of, or any premium, interest or additional interest on, any note;

-	impair the right to institute a suit for the enforcement of any payment on, or with respect to, any note;

-	modify, in a manner adverse to the holders of the notes, the provisions of the indenture relating to the right of the holders to require us to purchase notes at their option or upon a fundamental change repurchase event;

-	adversely affect the right of the holders of the notes to convert their notes in accordance with the indenture;

-	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a modification or amendment of the indenture;

-	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a waiver of compliance with any provision of the indenture or a waiver of any default or event of default; or

-	modify the provisions of the indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.

We may, with the trustee’s consent, amend or supplement the indenture without notice to or the consent of any holder of the notes to:

-	evidence the assumption of our obligations under the indenture and the notes by a successor upon our consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our assets or properties;

-	make adjustments in accordance with the indenture to the right to convert the notes upon certain reclassifications or changes in our common stock and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our assets or properties;

-	make any changes or modifications to the indenture necessary in connection with the registration of the public offer and sale of the notes under the Securities Act pursuant to the registration rights agreement or the qualification of the indenture under the Trust Indenture Act of 1939;

-	secure our obligations in respect of the notes;

Description of notes

-	add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us; or

-	make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture.

In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the notes in order to cure any ambiguity, defect, omission or inconsistency in the indenture in a manner that does not materially adversely affect the rights of any holder.

Except as provided in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes, by notice to the trustee, generally may:

-	waive compliance by us with any provision of the indenture or the notes, as detailed in the indenture; and

-	waive any past default or event of default and its consequences, except a default or event of default:

-	in the payment of principal of, or premium, if any, interest or additional interest on, any note or in the payment of the redemption price, purchase price or repurchase price;

-	arising from our failure to convert any note; or

-	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

DISCHARGE

We may generally satisfy and discharge our obligations under the indenture by:

-	delivering to the trustee for cancellation all outstanding notes; or

-	by depositing with the trustee or the paying agent after the notes have become due and payable, whether at stated maturity or any redemption date, purchase date or fundamental change repurchase date, cash sufficient to pay all amounts due on all outstanding notes and paying all other sums payable under the indenture.

CALCULATIONS IN RESPECT OF NOTES

We and our agents are responsible for making all calculations called for under the indenture and notes. These calculations include, but are not limited to, determination of the trading price of the notes, the current market price of our common stock, the number of shares issuable upon conversion of the notes, if any, and amounts of interest, premium, if any, and additional interest payable on the notes. We and our agents will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of notes. We will provide a copy of these calculations to the trustee, as required, and, absent manifest error, the trustee is entitled to rely on the accuracy of our calculations without independent verification.

RULE 144A INFORMATION

If at any time we are not subject to the reporting requirements of the Securities Exchange Act of 1934, we will promptly furnish to the trustee and shall, upon request, provide to any holder, beneficial owner or prospective purchaser of the notes or underlying shares of common stock, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of those notes or shares pursuant to Rule 144A.

REPORTS TO TRUSTEE

We will regularly furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

Description of notes

UNCLAIMED MONEY

If money deposited with the trustee or paying agent for the payment of principal of, or accrued and unpaid interest on, the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish in a newspaper of general circulation in the City of New York, or mail to each holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

PURCHASE AND CANCELLATION

The registrar, paying agent and conversion agent will forward to the trustee any notes surrendered to them for transfer, exchange, payment or conversion, and the trustee will promptly cancel those notes in accordance with its customary procedures. We will not issue new notes to replace notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any notes we purchase. Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.

REPLACEMENT OF NOTES

We will replace mutilated, lost, destroyed or stolen notes at the holder’s expense upon delivery to the trustee of the mutilated notes or evidence of the loss, destruction or theft of the notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, we or trustee may require, at the expense of the holder, indemnity reasonably satisfactory to us and the trustee.

TRUSTEE AND TRANSFER AGENT

The trustee for the notes is Wachovia Bank, National Association, and we have appointed the trustee as the paying agent, bid solicitation agent, registrar, conversion agent and custodian with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. Wachovia Bank, National Association and its affiliates currently provide and may from time to time in the future provide banking and other services to us in the ordinary course of their business.

The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

The transfer agent for our common stock is Wachovia Bank, National Association.

LISTING AND TRADING

The notes trade on the PORTAL Market. Our common stock is listed on The Nasdaq National Market under the symbol “SFCC.”

Description of notes

FORM, DENOMINATION AND REGISTRATION OF NOTES

General

The notes are issued in registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof, in the form of global securities, as further provided below. See “— Global securities” below for more information. The trustee need not:

-	register the transfer of or exchange any note for a period of 15 days before selecting notes to be redeemed;

-	register the transfer of or exchange any note during the period beginning at the opening of business 15 days before the mailing of a notice of redemption of notes selected for redemption and ending at the close of business on the day of the mailing;

-	register the transfer of or exchange any note that has been selected for redemption or for which the holder has delivered, and not validly withdrawn, a purchase notice or fundamental change repurchase notice, except, in the case of a partial redemption, purchase or repurchase, that portion of the notes not being redeemed, purchased or repurchased.

See “— Global securities,” “— Certificated securities” and “Transfer restrictions” for a description of additional transfer restrictions that apply to the notes.

We will not impose a service charge in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.

Global securities

We issued the notes in the form of two permanent global notes in definitive, fully registered, book-entry form. The two global notes are deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of DTC or a nominee of DTC.

Investors who are qualified institutional buyers and who purchase notes in reliance on Rule 144A under the Securities Act may hold their interests in a Rule 144A global security directly through DTC, if they are DTC participants, or indirectly through organizations that are DTC participants.

Except in the limited circumstances described below and in “— Certificated securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture, the notes and the registration rights agreement. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.

Payments of principal and interest under each global security will be made to DTC or its nominee, as the case may be, as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or

Description of notes

payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each actual owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.

Certificated securities

The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

-	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

-	an event of default has occurred and is continuing and the trustee has received a request from DTC to issue certificated securities.

Same-day settlement and payment

The notes trade in DTC’s Same-Day Funds Settlement System, and DTC requires all permitted secondary market trading activity in the notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We have obtained the information we describe above concerning DTC and its book-entry system from sources that we believe to be reliable, but neither we nor the initial purchaser takes any responsibility for the accuracy of this information.

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among participants in DTC, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the initial purchaser or the trustee will have any responsibility for the performance by DTC or its respective direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

REGISTRATION RIGHTS; ADDITIONAL INTEREST

We and the initial purchaser entered into a registration rights agreement dated August 11, 2004. Pursuant to the registration rights agreement, we agreed:

-	to file with the SEC, as soon as practicable but in any event by the 90th day after the date we first issue the notes, a shelf registration statement, of which this prospectus is a part, to cover resales of registrable securities (as described below) by the holders who satisfy certain conditions and provide the information we describe below for use with the shelf registration statement;

Description of notes

-	to use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC as promptly as practicable but in any event by the 180th day after the date we first issue the notes; and

-	to use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act until the earliest of:

-	the date when there are no registrable securities outstanding;

-	the first date when all registrable securities covered by the shelf registration statement have been sold pursuant thereto;

-	the date when all registrable securities held by non-affiliates are eligible to be sold pursuant to Rule 144(k) under the Securities Act; and

-	two years after the notes are originally issued.

However, the registration rights agreement permits us to prohibit offers and sales of registrable securities pursuant to the shelf registration statement for a period not to exceed an aggregate of 30 days in any three-month period and not to exceed an aggregate of 60 days in any 12-month period, under certain circumstances and subject to certain conditions. We refer to any period during which we prohibit offers and sales as a “suspension period.”

“Registrable securities” generally means each note and any underlying share of common stock until the earlier of:

-	the date on which the note or underlying share has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement;

-	the date on which the note or underlying share may be resold without restriction pursuant to Rule 144(k) under the Securities Act or any successor provision thereto;

-	the date on which the note or underlying share has been publicly sold pursuant to Rule 144 under the Securities Act; or

-	the date on which the note or underlying share ceases to be outstanding.

Holders of registrable securities are required to deliver certain information to be used in connection with, and to be named as selling securityholders in, the shelf registration statement in order to have their registrable securities included in the shelf registration statement. Any holder that does not complete and deliver a questionnaire or provide the information it requires will not be named as a selling securityholder in the shelf registration statement, will not be permitted to sell any registrable securities held by that holder pursuant to the shelf registration statement and will not be entitled to receive any of the additional interest described in the following paragraph. We cannot assure you that we will be able to maintain an effective and current shelf registration statement as required. The absence of an effective shelf registration statement may limit a holder’s ability to sell its registrable securities or may adversely affect the price at which it may sell its registrable securities.

If:

-	the shelf registration statement is not filed with the SEC by the 90th day after the date we first issue the notes;

-	the shelf registration statement has not been declared effective by the SEC by the 180th day after the date we first issue the notes;

-	we fail, with respect to a holder that supplies the questionnaire described below after the effective date of the shelf registration statement, to supplement or amend the shelf registration statement, or file a new registration statement, in accordance with the terms of the registration rights agreement, in order to add such holder as a selling securityholder;

-	the shelf registration statement is filed and declared effective but then ceases to be effective (without being succeeded immediately by an additional registration statement filed and immediately declared

Description of notes

effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) that exceeds an aggregate of 30 days in any three-month period or an aggregate of 60 days in any 12-month period; or

-	we fail to name as a selling securityholder, in the shelf registration statement or any amendment to the shelf registration statement, at the time it becomes effective under the Securities Act, or in any prospectus relating to the shelf registration statement, at the time we file the prospectus or, if later, the time the related shelf registration statement or amendment becomes effective under the Securities Act, any holder that is entitled to be so named as a selling securityholder, we will pay additional interest to each holder of registrable securities included in the shelf registration statement who has provided the required selling securityholder information to us (or, in the case of the third or fifth bullet points above, the applicable holder or holders). We refer to each event described in the bullet points above as a “registration default.”

The additional interest we must pay while there is a continuing registration default will accrue on notes at a rate per year equal to 0.25% for the first 90-day period, and thereafter at a rate per year equal to 0.50%.

If a holder converts some or all of its notes into common stock when there exists a registration default with respect to the common stock or a registration default occurs following such conversion, the holder will not be entitled to receive additional interest on such common stock.

So long as a registration default continues, we will pay additional interest in cash on February 15 and August 15 of each year to each holder of record of notes entitled to receive additional interest, at the close of business on the immediately preceding February 1 and August 1, respectively. If we call a note for redemption, purchase a note pursuant to a purchase at the holder’s option or repurchase a note upon a fundamental change, and the redemption date, purchase date or fundamental change repurchase date is after the close of business on a record date and before the related additional interest payment date, we will instead pay the additional interest to the holder that submitted the note for redemption, purchase or repurchase.

Following the cure of a registration default, additional interest will cease to accrue with respect to that registration default. In addition, no additional interest will accrue after the period we must keep the shelf registration statement effective under the Securities Act or on any security that ceases to be a registrable security. However, we will remain liable for any previously accrued additional interest except to the extent a holder converts its notes when there exists a registration default. We will have no liability for monetary damages with respect to a registration default other than our obligation to pay additional interest.

We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the initial shelf registration statement by release made to Reuters Economic Services and Bloomberg Business News. A holder of registrable securities that does not provide us with a completed questionnaire or the information called for by it before effectiveness of the initial shelf registration statement will not be named as a selling securityholder in the shelf registration statement when it becomes effective and will not able to use the shelf registration statement to resell registrable securities. However, such a holder of registrable securities may thereafter provide us with a completed questionnaire, following which we will, as promptly as reasonably practicable after the date we receive the completed questionnaire, file a supplement to the prospectus relating to the registration statement or, if required, file a post-effective amendment or a new shelf registration statement in order to permit resales of such holder’s registrable securities. We must file the supplement within five business days after we receive the questionnaire but we will not be required to file more than one supplement in any 30-day period with respect to any questionnaire that we receive after the 30th day following effectiveness of the original shelf registration statement. However, if a post-effective amendment or a new registration statement is required in order to permit resales by holders seeking to include registrable securities in the shelf registration statement after the effectiveness of the original shelf registration statement, we will not be required to file more than one post-effective amendment or new shelf registration statement for such purpose in any 45-day period. We understand that the SEC may not permit selling securityholders to be added to the shelf registration

Description of notes

statement after it is declared effective by means of a supplement to the related prospectus. Accordingly, if a holder does not deliver a completed questionnaire prior to effectiveness of the original shelf registration statement and the holder then requests its registrable securities to be included in the shelf registration statement, the holder could experience significant additional delay before the holder will be able to resell registrable securities pursuant to the shelf registration statement (or a new shelf registration statement).

To the extent that any holder of registrable securities is deemed to be an “underwriter” within the meaning of the Securities Act, the holder may be subject to certain liabilities under the federal securities laws for misstatements and omissions contained in a registration statement and any related prospectus. To the extent that any holder of registrable securities identified in the shelf registration statement is a broker-dealer or is an affiliate of a broker-dealer that did not acquire its registrable securities in the ordinary course of its business or that at the time of its purchase of registrable securities had an agreement or understanding, directly or indirectly, with any person to distribute the registrable securities, we understand that the SEC may take the view that such holder is, under the SEC’s interpretations, an “underwriter” within the meaning of the Securities Act.

The above summary of certain provisions of the registration rights agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to the provisions of the registration rights agreement. Copies of the registration rights agreement are available from us or the trustee upon request.

GOVERNING LAW

The indenture, the notes and the registration rights agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

Material US federal income and estate tax consequences

The following is a general discussion of the material US federal income and, in the case of non-US holders (as defined below), estate tax consequences of the purchase, ownership and disposition of the notes and common stock into which the notes are converted. This summary is generally limited to holders that purchase notes in the offering at the “issue price” as defined in Section 1273 of the Internal Revenue Code of 1986, as amended (the “Code”) and hold the notes and the shares of common stock as “capital assets” (generally, property held for investment) for US federal income tax purposes. This discussion does not describe all of the US federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, including, without limitation, tax-exempt organizations, holders subject to the US federal alternative minimum tax, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, certain former citizens or residents of the United States, partnerships, S corporations or other pass-through entities, US holders (as defined below) whose “functional currency” is not the US dollar and persons that hold the notes or shares of common stock in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction.

The US federal income tax considerations set forth below are based upon the Code, Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, referred to as the “IRS,” all as in effect on the date hereof and, all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “US holder” means a beneficial owner of a note (or our common stock acquired upon conversion of a note) that is for US federal income tax purposes:

-	an individual who is a citizen or resident of the United States;

-	a corporation, or other entity taxable as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

-	an estate the income of which is subject to US federal income taxation regardless of its source; or

-	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more US persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a US person.

As used herein, the term “non-US holder” means a beneficial owner of a note (or our common stock acquired upon conversion of a note) that is neither a US holder nor a partnership or an entity treated as a partnership for US federal income tax purposes.

If a partnership (including any entity treated as a partnership for US federal income tax purposes) is a beneficial owner of a note (or our common stock acquired upon conversion of a note), the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the US federal income tax consequences of the purchase, ownership and disposition of the notes (or our common stock acquired upon conversion of a note).

This discussion does not address the tax consequences arising under any state, local or foreign law. Furthermore, this summary does not consider the effect of the US federal estate or gift tax laws (except as set forth below with respect to certain US federal estate tax consequences to non-US holders).

Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of the US federal income tax laws to their particular situations as well as any tax consequences arising under the US federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Material US federal income and estate tax consequences

US HOLDERS

Payments of interest

Subject to the discussion below under “Additional amounts,” a US holder will be required to recognize as ordinary income any interest received or accrued on the notes, in accordance with the holder’s regular method of tax accounting.

Additional amounts

Under Treasury regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount (“OID”) income to be recognized by the holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote or the amount of potential payments is incidental or certain other exceptions apply. In general, there are two types of additional payments that we could be required to make with respect to the notes. First, our failure to, among other things, file or cause to be declared effective a shelf registration statement as described under “Description of notes — Registration rights; Additional interest” may result in the payment of additional interest in the manner described in that section of this prospectus. Second, as described under “Description of notes — Conversion rights — Conversion upon the occurrence of a fundamental change” and “— Holders may require us to repurchase their notes upon a fundamental change — Make-whole premium,” we must pay a “make-whole” payment in certain circumstances. We do not intend to treat the possibility of such additional payments as affecting the amount of interest or OID to be recognized by the holder of a note or the timing or character of such recognition because we believe that the likelihood of any such payments is remote or that such payments are subject to other exceptions. It is possible, however, that the IRS may take a different position regarding the possibility of such additional payments, in which case, if that position were sustained, the timing, amount and character of income recognized with respect to a note may be substantially different than described herein and a holder may be required to recognize income significantly in excess of payments received, may recognize additional gain upon a conversion of the notes into our common stock and may be required to treat as interest income all or a portion of any gain recognized on the conversion or disposition of a note. This discussion assumes that the IRS will not take a different position, or, if it takes a different position, that such position will not be sustained. Prospective purchasers should consult their own tax advisors as to the tax considerations that relate to the possibility of additional payments.

Sale, redemption or exchange of notes

Subject to the discussion under “— Conversion of the notes” below, a US holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange. The US holder’s gain or loss will equal the difference between the proceeds received by the holder (other than proceeds attributable to accrued interest) and the holder’s adjusted tax basis in the note. The proceeds received by a US holder will include the amount of any cash and the fair market value of any other property received for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the US holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the US holder has not previously included the accrued interest in income. The gain or loss recognized by a US holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of capital losses is subject to limitation. The tax treatment of the receipt of any make-whole payment upon redemption of the notes as a result of a fundamental change (see “Description of notes — Holders may require us to repurchase their notes upon a fundamental change — Make-whole premium”) is unclear and US holders are urged to consult their tax advisors regarding the tax treatment of any such payment.

Conversion of the notes

If a US holder converts the notes and receives a combination of cash and common stock (and such cash is not merely received in lieu of a fractional share of common stock), the tax treatment to the US holder is uncertain. The US holder may be required to recognize gain in an amount equal to the lesser of (1) the

Material US federal income and estate tax consequences

cash payment or (2) the excess of the fair market value of the common stock and cash payment received in the conversion over the US holder’s adjusted tax basis in the note at the time of conversion. If such treatment applies, no loss would be recognized on the conversion. The US holder’s tax basis in the common stock received would be the same as the US holder’s tax basis in the note, increased by the amount of gain recognized, if any, and reduced by the amount of the cash payment. Cash received in lieu of a fractional share of common stock generally would be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share generally would result in capital gain or loss measured by the difference between the cash received for the fractional share and the US holder’s adjusted tax basis in the fractional share.

Alternatively, the receipt of stock and cash may be treated as a part conversion/part sale transaction. In such case, the cash payment would be treated as proceeds from a sale of a portion of the note, as described above under “— Sale, redemption or exchange of notes,” and stock would be treated as received upon conversion of a portion of the note, as described above in the preceding paragraph. A US holder’s tax basis in the note would be allocated pro rata between the common stock received (including any fractional share treated as received) and the portion of the note that is treated as sold for cash based upon the relative values of the common stock received and the cash payment. The holding period of the common stock received upon conversion should include the holding period of the note converted.

Prospective purchasers should consult their own tax advisors as to the tax treatment of the receipt of a combination of cash and common stock.

Upon a conversion of a note where we deliver solely cash, such cash payment will be treated as a sale of the note by the US holder as described above under “— Sale, redemption or exchange of notes.”

The tax treatment of the receipt of any make-whole payment upon conversion of the notes (see “Description of notes — Conversion rights — Conversion upon the occurrence of a fundamental change”) is unclear and US holders are urged to consult their tax advisors regarding the tax treatment of any such payment.

Dividends on common stock

If, after a US holder converts a note into our common stock, we make distributions on our common stock, the distributions will constitute dividends for US federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under US federal income tax principles. Dividends received by individual US holders generally are subject to a reduced maximum tax rate through December 31, 2008. The rate reduction does not apply to dividends received in respect of short-term positions in the common stock or in certain other situations. To the extent that the US holder receives distributions on shares of common stock that would otherwise constitute dividends for US federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder’s tax basis in the shares of common stock. Any such distributions in excess of the US holder’s basis in the shares of common stock generally will be treated as capital gain. Subject to applicable limitations, distributions on our common stock constituting dividends paid to holders that are US corporations will qualify for the dividends received deduction.

Adjustment of conversion rate

The conversion rate of the notes is subject to adjustment in certain circumstances (see “Description of notes — Conversion rights”). Certain adjustments to (or the failure to make such adjustments to) the conversion rate of the notes that increase the proportionate interest of a US holder in our assets or earnings and profits may result in a taxable constructive distribution to the holders of the notes, whether or not the holders ever convert the notes. This generally would occur, for example, if the conversion rate is adjusted to compensate holders of notes for cash dividends on our common stock and could also occur in the case of other distributions of cash or property to our stockholders. Such constructive distribution will be treated as a dividend, resulting in ordinary income, to the extent of our current or accumulated earnings and profits. As a result, US holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property. Generally, a US holder’s tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an

Material US federal income and estate tax consequences

adjustment (or a failure to make an adjustment) to the conversion rate of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders, taxable as described above.

Sale of common stock

A US holder generally will recognize capital gain or loss on a sale or exchange of our common stock. The US holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the common stock. The proceeds received by a US holder will include the amount of any cash and the fair market value of any other property received for the common stock. The gain or loss recognized by a US holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period for the common stock (which should include the holding period for the note) is more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income.

The deductibility of capital losses is subject to limitation.

Backup withholding and information reporting

Certain noncorporate US holders may be subject to IRS information reporting and backup withholding at the applicable rate (currently 28%) on payments of interest on the notes, dividends on common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the noncorporate US holder:

-	fails to furnish its taxpayer identification number, referred to as a “TIN”;

-	furnishes an incorrect TIN;

-	is notified by the IRS that he or she has failed to properly report payments of interest or dividends; or

-	under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the US holder’s federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

NON-US HOLDERS

Payments of interest

Subject to the discussion below under “Additional amounts,” generally, any payments of interest on the notes to, or on behalf of, a non-US holder will not be subject to US federal income or withholding tax provided that such interest is not effectively connected with the conduct of a trade or business within the United States by such non-US holder if:

-	such non-US holder does not actually or by attribution own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

-	such non-US holder is not a controlled foreign corporation for US federal income tax purposes that is related to us, actually or by attribution, through stock ownership;

-	such non-US holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code; and

-	the certification requirements, as described below, are satisfied.

To satisfy the certification requirements referred to above, either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-US person and must provide such owner’s name and address, and TIN, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, referred to as a “Financial Institution,” and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with

Material US federal income and estate tax consequences

a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is a non-US person and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). Special certification rules apply for notes held by foreign partnerships and other intermediaries.

If interest on the note is effectively connected with the conduct of a trade or business in the United States by a non-US holder (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the non-US holder in the United States), the non-US holder, although exempt from US federal withholding tax (provided that the certification requirements discussed in the next sentence are met), generally will be subject to US federal income tax on such interest on a net income basis in the same manner as if it were a US holder. In order to claim an exemption from withholding tax, such a non-US holder will be required to provide us with a properly executed IRS Form W-8ECI certifying, under penalties of perjury, that the holder is a non-US person and the interest is effectively connected with the holder’s conduct of a US trade or business and is includible in the holder’s gross income. In addition, if such non-US holder engaged in a US trade or business is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Interest on notes not effectively connected with a US trade or business and not excluded from US federal withholding tax will be subject to withholding at a 30% rate, except where a non-US holder can claim the benefits of an applicable tax treaty to reduce or eliminate such withholding tax and demonstrates such eligibility to us and the IRS.

Additional amounts

Under Treasury regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount (“OID”) income to be recognized by the holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote or the amount of potential payments is incidental or certain other exceptions apply. In general, there are two types of additional payments that we could be required to make with respect to the notes. First, our failure to, among other things, file or cause to be declared effective a shelf registration statement as described under “Description of notes — Registration rights; Additional interest” may result in the payment of additional interest in the manner described in that section of this offering memorandum. Second, as described under “Description of notes — Conversion rights — Conversion upon the occurrence of a fundamental change” and “— Holders may require us to repurchase their notes upon a fundamental change — Make-whole premium,” we must pay a “make-whole” payment in certain circumstances. We do not intend to treat the possibility of such additional payments as affecting the amount of interest or OID to be recognized by the holder of a note or the timing or character of such recognition because we believe that the likelihood of any such payments is remote or that such payments are subject to other exceptions. It is possible, however, that the IRS may take a different position regarding the possibility of such additional payments, in which case, if that position were sustained, the timing, amount and character of income recognized with respect to a note may be substantially different than described herein. Prospective purchasers should consult their own tax advisors as to the tax considerations that relate to the possibility of additional payments.

Conversion of the notes

A non-US holder generally will not be subject to US federal income or withholding tax on the conversion of a note into our common stock. To the extent a non-US holder receives cash, including cash in lieu of a fractional share of common stock, upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See “— Sale or exchange of the notes or common stock” below. The tax treatment of the receipt of any make-whole payment upon conversion of the notes subsequent to a fundamental change (see “Description of notes — Conversion rights — Conversion upon the occurrence of a fundamental change”) is unclear and non-US holders are urged to consult their tax advisors regarding the tax treatment of any such payment.

Material US federal income and estate tax consequences

Adjustment of conversion rate

The conversion rate of the notes is subject to adjustment in certain circumstances. Any such adjustment (or failure to make such adjustment) could, in certain circumstances, give rise to a deemed distribution to non-US holders of the notes or our common stock. See “— US Holders — Adjustment of conversion rate” above. In such case, the deemed distribution would be subject to the rules below regarding withholding of US federal tax on dividends in respect of common stock. See “— Dividends on common stock” below.

Sale or exchange of the notes or common stock

A non-US holder generally will not be subject to US federal income or withholding tax on gain realized on the sale or other taxable disposition (including a redemption) of a note or common stock received upon conversion thereof unless:

-	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

-	the gain is effectively connected with the conduct of a US trade or business by the non-US holder (and, if required by a tax treaty, the gain is attributable to a permanent establishment maintained in the United States); or

-	we are a “United States real property holding corporation” at any time within the shorter of the five year period preceding such disposition or such holder’s holding period. We believe that we are not currently, and will not become, a United States real property holding corporation. If we are, or were to become, a United States real property holding corporation, a non-US holder might be subject to US federal income and, in certain circumstances, withholding tax with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of a US real property interest would be creditable against such non-US holder’s US federal income tax liability and might entitle such non-US holder to a refund upon furnishing required information to the IRS. However, even if we are or were to become a United States real property holding corporation, any gain realized on the disposition of our common stock or notes would only be subject to US federal income and, in certain circumstances, withholding tax if (i) in the case of (a) common stock, or (b) notes that become regularly traded on a securities market, the non-US holder owned, actually or by attribution, more than 5% of such common stock or regularly traded notes within five years before the disposition of such common stock or notes and (ii) in the case of notes that were not regularly traded, the non-US holder owned, actually or by attribution, such notes which, as of any date on which any notes were acquired by the holder, had a fair market value greater than the fair market value on that date of 5% of our common stock (or, possibly, of the regularly traded class of our stock with the lowest fair market value). If the foregoing conditions were met, then any gain recognized by a non-US holder on the sale, exchange, or other disposition of notes or common stock would be treated as effectively connected with a US trade or business and would be subject to US federal income tax at the regular graduated rates and in the manner applicable to US persons.

The tax treatment of the receipt of any make-whole payment upon redemption of the notes as a result of a fundamental change (see “Description of notes — Holders may require us to repurchase their notes upon a fundamental change — Make-whole premium”) is unclear and non-US holders are urged to consult their tax advisors regarding the tax treatment of any such payment.

Dividends on common stock

If, after a non-US holder converts a note into common stock, we make distributions on our common stock, the distributions will constitute dividends for US federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under US federal income tax principles. Except as described below, dividends paid on common stock held by a non-US holder will be subject to US federal withholding tax at a rate of 30% or lower treaty rate, if applicable. A non-US holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN upon which the non-US

Material US federal income and estate tax consequences

holder certifies, under penalties of perjury, its status as a non-US person and its entitlement to the lower treaty rate with respect to such payments.

If dividends paid to a non-US holder are effectively connected with the conduct of a US trade or business by the non-US holder (and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States), we and other payors generally are not required to withhold tax from the dividends, provided that the non-US holder furnishes to us a valid IRS Form W-8ECI certifying, under penalties of perjury, that the holder is a non-US person, and the dividends are effectively connected with the holder’s conduct of a US trade or business and are includible in the holder’s gross income. Effectively connected dividends will be subject to US federal income tax on net income that applies to US persons generally (and, with respect to a non-US holder that is a foreign corporation, under certain circumstances, the 30% branch profits tax, as discussed above).

Backup withholding and information reporting

We must report annually to the IRS and to each non-US holder the amount of interest or dividends paid to that holder and the tax withheld, if any, from those payments of interest or dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable tax treaty. Copies of the information returns reporting those payments of interest or dividends and withholding, if any, may also be made available to the tax authorities in the country in which the non-US holder is a resident under the provisions of an applicable income tax treaty or agreement.

A non-US holder generally will not be subject to additional information reporting or to backup withholding at the applicable rate (currently 28%) with respect to payments of interest on the notes or dividends on common stock or to information reporting or backup withholding with respect to proceeds from the sale or other disposition of the notes or common stock to or through a US office of any broker, as long as the holder:

-	has furnished to the payor or broker a valid IRS Form W-8BEN certifying, under penalties of perjury, its status as a non-US person;

-	has furnished to the payor or broker other documentation upon which it may rely to treat the payments as made to a non-US person in accordance with Treasury regulations; or

-	otherwise establishes an exemption.

The payment of the proceeds from the sale or other disposition of the notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or disposition of the notes or common stock will be subject to information reporting, but not backup withholding, if it is to or through a foreign office of a US broker or a non-US broker with certain enumerated connections with the United States unless the documentation requirements described above are met or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a non-US holder will be allowed as a credit against such holder’s US federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-US holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

US estate tax

Notes owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for US federal estate tax purposes) of the United States at the time of death, referred to as a “nonresident decedent,” will not be includible in the nonresident decedent’s gross estate for US federal estate tax purposes as a result of such nonresident decedent’s death, provided that, at the time of death, the nonresident decedent does not own, actually or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote and payments with respect to such notes would not have been effectively connected with the conduct of a US trade or business by the nonresident decedent. Common stock owned or treated as owned by a nonresident decedent will be includible in the nonresident

Material US federal income and estate tax consequences

decedent’s gross estate for US federal estate tax purposes as a result of the nonresident decedent’s death. Subject to applicable treaty limitations, if any, a nonresident decedent’s estate may be subject to US federal estate tax on property includible in the estate for US federal estate tax purposes.

The preceding discussion of material US federal income and estate tax consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax advisor as to particular tax consequences to you of purchasing, holding and disposing of the notes and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

Legal matters

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida, will pass on the validity of the notes and the validity of the common stock being issued upon conversion of the notes or upon payment of the make-whole premium in connection with a fundamental change.

Experts

The consolidated financial statements of SFBC International, Inc. as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in SFBC International, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Incorporation of certain documents by reference

We are “incorporating by reference” into this prospectus information we have filed with the SEC, which means that we are disclosing important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC from the date of this prospectus and prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 other than information “furnished” on Form 8-K:

-	Our annual report on Form 10-K for the year ended December 31, 2003, filed on March 15, 2004;

-	Our quarterly report on Form 10-Q for the three months ended March 31, 2004, filed on May 10, 2004;

-	Our quarterly report on From 10-Q for the three months ended June 30, 2004, filed on August 4, 2004;

-	Our current report on Form 8-K dated July 25, 2004, filed on July 30, 2004;

-	The portions of our proxy statement on Schedule 14A filed on May 12, 2004, as amended on June 8, 2004, that are deemed “filed” with the SEC under the Securities Exchange Act of 1934; and

-	The description of our common stock contained in our registration statements on Form 8-A, filed on August 7, 2000, September 15, 2000, May 25, 2001 and June 15, 2001, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings free of charge by writing or telephoning us at the following address or telephone number:

SFBC International, Inc.
11190 Biscayne Boulevard
Miami, Florida 33181
Attention: Corporate Secretary
(305) 895-0304

Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, to register with the SEC the securities described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

PART II — Information not required in prospectus

ITEM 14.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses (other than underwriting discounts and commissions) to be borne by SFBC International, Inc. (the “Registrant”) in connection with the offering. All of the amounts shown are estimates except the SEC registration fee.

SEC Registration Fee		$18,245
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Miscellaneous Expenses	$

TOTAL FEES AND EXPENSES	$

ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides a corporation with the power to indemnify any officer or director acting in his capacity as our representative, who is or is threatened to be made a party to any lawsuit or other proceeding, for expenses, judgments and amounts paid in settlement in connection with such lawsuit or proceeding. The indemnity provisions apply whether the action was instituted by a third party or was filed by one of our stockholders. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. We have provided for this indemnification in our certificate of incorporation because we believe that it is important to attract qualified directors and officers. We also have entered into indemnification agreements with our directors, which agreements are designed to indemnify them to the fullest extent permissible by law, subject to the limitation described in the following sentence. We have further provided in our certificate of incorporation that no indemnification shall be available, whether pursuant to our certificate of incorporation or otherwise, arising from any lawsuit or proceeding in which we assert a direct claim, as opposed to a stockholders’ derivative action, against any director and officer. This limitation is designed to ensure that if we sue a director or officer, we do not have to pay for his defense.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Accordingly, we have agreed that unless our attorneys advise us that the courts have ultimately decided whether the SEC is correct, we will let a court determine whether we can indemnify our directors and officers under such laws.

ITEM 16.     EXHIBITS

The following exhibits are filed herewith or will be filed by amendment, as indicated below:

Exhibits	Description

4.1	Indenture, dated as of August 11, 2004, between SFBC International, Inc. and Wachovia Bank, National Association, as Trustee, with respect to the $143,750,000 2.25% Convertible Senior Notes due 2024*
4.2	Form of 2.25% Convertible Senior Notes due 2024*
4.3	Registration Rights Agreement, dated August 11, 2004, between SFBC International, Inc. and UBS Securities LLC, as the Initial Purchaser, with respect to the $143,750,000 2.25% Convertible Senior Notes due 2024*
5	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
12	Computation of Ratio of Earnings to Fixed Charges*
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.*
23.2	Consent of Grant Thornton LLP*
24	Power of Attorney (included with signature pages to this Registration Statement)*
25	Form T-1: Statement of Eligibility of Wachovia Bank, National Association to act as trustee under the Indenture*

*	Filed herewith.

ITEM 17.     UNDERTAKINGS

The undersigned registrant hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on the 2nd day of November, 2004.

SFBC INTERNATIONAL, INC.

By:	/s/ ARNOLD HANTMAN

Arnold Hantman
Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arnold Hantman and David Natan, each of them acting alone, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ LISA KRINSKY, M.D. Lisa Krinsky, M.D.	Chairman of the Board and President	November 2, 2004

/s/ ARNOLD HANTMAN Arnold Hantman	Chief Executive Officer and Director (Principal Executive Officer)	November 2, 2004

/s/ DAVID NATAN David Natan	Vice President of Finance and Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	November 2, 2004

/s/ JACK LEVINE Jack Levine	Director	November 2, 2004

/s/ DR. LEONARD WEINSTEIN Dr. Leonard Weinstein	Director	November 2, 2004

/s/ DAVID LUCKING David Lucking	Director	November 2, 2004

INDEX TO EXHIBITS

Exhibits	Description

4.1	Indenture, dated as of August 11, 2004, between SFBC International, Inc. and Wachovia Bank, National Association, as Trustee, with respect to the $143,750,000 2.25% Convertible Senior Notes due 2024
4.2	Form of 2.25% Convertible Senior Notes due 2024
4.3	Registration Rights Agreement, dated August 11, 2004, between SFBC International, Inc. and UBS Securities LLC, as the Initial Purchaser, with respect to the $143,750,000 2.25% Convertible Senior Notes due 2024
12	Computation of Ratio of Earnings to Fixed Charges
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
23.2	Consent of Grant Thornton LLP
24	Power of Attorney (included with signature pages to this Registration Statement)
25	Form T-1: Statement of Eligibility of Wachovia Bank, National Association to act as trustee under the Indenture